ARC RESOURCES LTD.

Notice of Annual Meeting of Shareholders

TO:	THE SHAREHOLDERS OF ARC RESOURCES LTD.

TAKE NOTICE that an Annual Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of ARC Resources Ltd. (the "Corporation") will be held at the Ballroom in the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, on Tuesday, the 15th day of May, 2012, at 3:30 p.m. (Calgary time) for the following purposes:

1.	To receive and consider the Consolidated Financial Statements of the Corporation for the year ended December 31, 2011 and the auditors' report thereon.

2.	To elect the directors of the Corporation.

3.	To appoint auditors of the Corporation.

4.	To consider and, if thought fit, approve a resolution (the full text of which is set forth in the accompanying Information Circular – Proxy Statement) to accept the Corporation's approach to executive compensation.

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with our transfer agent, Computershare Trust Company of Canada ("Computershare"): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. If you wish to vote through the Internet, please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. In order to be valid and acted upon at the Meeting, forms of proxy must be received in each case not less than 48 hours (excluding Saturdays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

The Consolidated Financial Statements, the Auditor's Report thereon and Management's Discussion and Analysis were mailed to Registered Shareholders and to Non-Registered (or Beneficial) Shareholders who have opted to receive it and can also be found on our website www.arcresources.com.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on April 5, 2012 (the "Record Date"). Only Shareholders whose names have been entered in the register of Common Shares at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any Shareholder transfers Common Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that such transferee owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

DATED at Calgary, Alberta, this 21st day of March, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)
John P. Dielwart
Chief Executive Officer

TABLE OF CONTENTS

SOLICITATION OF PROXIES	1
NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES	1
REVOCABILITY OF PROXY	2
PERSONS MAKING THE SOLICITATION	2
EXERCISE OF DISCRETION BY PROXY	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3
QUORUM FOR MEETING AND APPROVAL REQUIREMENTS	3
MATTERS TO BE ACTED UPON AT THE MEETING	3
Recommendation of the Board of Directors	3
Election of Directors	3
Appointment of Auditors	11
Advisory Vote on Executive Compensation	12
REMUNERATION OF DIRECTORS	12
COMPENSATION DISCUSSION AND ANALYSIS	15
SUMMARY COMPENSATION TABLE	28
TERMINATION AND CHANGE OF CONTROL BENEFITS	32
SHARE OPTION PLAN	35
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	38
CORPORATE GOVERNANCE DISCLOSURE	38
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS	49
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	49
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	49
MISCELLANEOUS	49

SCHEDULE A: CHARTER OF THE BOARD OF DIRECTORS

SCHEDULE B: MANDATE OF THE BOARD OF DIRECTORS

ARC RESOURCES LTD.

Information Circular - Proxy Statement

For The Annual Meeting Of SHAREholders
To Be Held On TUESDAY, May 15, 2012

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of ARC Resources Ltd. (the "Corporation" or "ARC"), for use at the Annual Meeting of the holders (the "Shareholders") of common shares ("Common Shares") of the Corporation (the "Meeting") to be held on the 15th day of May, 2012, at 3:30 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

Instruments of Proxy must be dated, completed, signed and deposited with our transfer agent, Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775, not less than 48 hours (excluding Saturdays and holidays) before the time for the holding of the Meeting or any adjournment thereof. If you vote through the Internet, please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on April 5, 2012 (the "Record Date"). Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any Shareholder transfers Common Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that such transferee owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders of the Corporation do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

1

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number or use internet access to vote the Common Shares held by the Beneficial Holder. Computershare then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge not less than 48 hours before the time set for the holding of the Meeting in order to have the Common Shares voted.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value (defined in this Information Circular – Proxy Statement as "Common Shares"). As at March 21, 2012, there were 290,060,824 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.

The Corporation is also authorized to issue 50 million preferred shares without nominal or par value issuable in series. As at March 21, 2012, there were no preferred shares issued and outstanding.

When any Common Share is held jointly by several persons, one of those holders present at the meeting may, in the absence of the others, vote such Common Share but if two or more of those persons who are present at the Meeting, in person or by proxy, vote, they shall vote as one on the Common Share jointly held by them.

To the knowledge of the executive officers of the Corporation, there is no person or corporation which beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares of the Corporation which may be voted at the Meeting.

As at March 21, 2012, the percentage of Common Shares and Share equivalents of the Corporation that are beneficially owned, or controlled or directed, directly or indirectly, by all directors and officers of the Corporation as a group is 0.9% (2,601,001 Common Shares and Share equivalents).

QUORUM FOR MEETING AND APPROVAL REQUIREMENTS

At the Meeting, a quorum shall consist of two (2) or more persons present and holding or representing by proxy not less than 25% of the outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that the Shareholders vote FOR each of the election of directors, appointment of auditors and advisory vote on Executive Compensation as set forth in this Information Statement – Proxy Circular. Unless instructed otherwise, the person named on the proxy will vote FOR each of such matters to be acted upon at the Meeting.

Election of Directors

The Articles of the Corporation provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently ten (10) directors and the Board of Directors of the Corporation has determined to reduce the number of directors to nine (9) members as one Director, Mr. Michael Kanovsky, will not be standing for re-election. All of the current directors have been elected or appointed for a term ending immediately prior to the Meeting or any adjournment thereof.

At the Meeting, Shareholders will be asked to elect nine (9) directors.

3

The nine (9) nominees for election as directors of the Corporation by Shareholders are as follows:

Walter DeBoni	Harold N. Kvisle
John P. Dielwart	Kathleen M. O'Neill
Fred J. Dyment	Herbert C. Pinder, Jr.
Timothy J. Hearn	Mac H. Van Wielingen
James C. Houck

If for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the management designees named in the Instrument of Proxy reserve the right to vote for any other nominee in their sole discretion unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting on the election of directors.

The term of office of each above nominee as director will be from the date of the Meeting until the next annual meeting or until his or her successor is elected or appointed.

The following pages set out the names of the proposed nominees for election as directors, together with their age, place of primary residence, principal occupation, year first elected or appointed as a director, membership on committees of the Board of Directors, attendance at Board and committee meetings during 2011, and directorships of other public entities. The Board of Directors has determined that all of the above nominees with the exception of John P. Dielwart are independent directors as defined under National Instrument 58-101.

Also indicated for each person proposed as a director is the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, on each of December 31, 2011 and December 31, 2010 and, as of the same dates, the number of restricted share units (RSUs) held by each director under the RSU & PSU Plan, the number of deferred share units (DSUs) held by each director under the Directors’ Deferred Share Unit Plan (as of December 31, 2011 only as such plan was not put in place until 2011), value at risk as a multiple of total retainer and minimum Common Share holding requirements. See the descriptions of the RSU & PSU Plan and of the Deferred Share Unit Plan below. For further information on management ownership, see "Compensation Discussion and Analysis" below.

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Mac H. Van Wielingen, HBA Age: 58 Calgary, Alberta, Canada Co-Chairman of ARC Financial Corporation Director Since: 1996 Independent	Mr. Van Wielingen is Co-Chairman and a founder of ARC Financial Corp in 1989. ARC Financial is a private equity investment management company focused on the energy sector in Canada. Previously, Mr. Van Wielingen was a Senior Vice-President and Director of a major national investment dealer responsible for all corporate finance activities in Alberta. Mr. Van Wielingen holds an Honours Business Degree from the Richard Ivey School of Business, University of Western Ontario and has studied post-graduate economics at Harvard University. Mr. Van Wielingen is Chairman of the Strategic Advisory Board of the Canadian Centre for Advanced Leadership in Business at the Haskayne School of Business.(1)

Board/Committee Members at December 31, 2011:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board (Chair)	9 of 9			ARC Resources Ltd.
Member of the Policy and Board Governance Committee	6 of 6	28 of 28	100%
Member of the Human Resources and Compensation Committee	8 of 8
Member of the Risk Committee	5 of 5

Common Shares and Share Equivalents Held (as at December 31) (at a market value of $25.10 per Common Share for 2011 and $25.41 per Common Share for 2010)(1):

	Common Shares		RSUs		DSUs		Total Market Value of Common Shares and Share Equivalents	Value at risk as multiple of annual fees	Minimum Shareholding	Complies with
Year	#	Value	#	Value	#	Value	Held	paid	Requirements	guidelines
2011	818,440	$20,542,844	12,821	$321,807	16,640	$417,664	$21,282,315	120	20,000	Yes
2010	818,440	$20,796,560	24,304	$617,565	N/A	N/A	$21,414,125	126	20,000	Yes

Walter DeBoni, BASc., P.Eng., MBA Age: 65 Calgary, Alberta, Canada Independent Businessman Director Since: 1996 Independent	Mr. DeBoni is a corporate director and has extensive experience in the oil and gas industry. Mr. DeBoni retired from Husky Energy Inc. in 2005, where he held the position of VP, Canada Frontier & International Business. Prior to this Mr. DeBoni was CEO of Bow Valley Energy for a number of years. In addition to his time at Husky and Bow Valley, he has also held numerous top executive posts in the oil and gas industry with major corporations. Mr. DeBoni holds a B.A.Sc. Chem. Eng. from the University of British Columbia and a MBA degree with a major in Finance from the University of Calgary He is a past Chairman of the Petroleum Society of CIM and a past Director of the Society of Petroleum Engineers.

Board/Committee Members at December 31, 2011:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board (Vice-Chair)	8 of 9			ARC Resources Ltd.
Member of the Audit Committee	5 of 5	24 of 25	96%	Sterling Resources Ltd.
Member of the Policy and Board Governance Committee (Chair)	6 of 6
Member of the Risk Committee	5 of 5

Common Shares and Share Equivalents Held (as at December 31) (at a market value of $25.10 per Common Share for 2011 and $25.41 per Common Share for 2010)(1):

	Common Shares		RSUs		DSUs		Total Market Value of Common Shares and Share Equivalents	Value at risk as multiple of annual fees	Minimum Shareholding	Complies with
Year	#	Value	#	Value	#	Value	Held	paid	Requirements	guidelines
2011	92,300	$2,316,730	8,388	$210,539	11,251	$282,400	$2,809,669	23	20,000	Yes
2010	92,300	$2,345,343	15,885	$403,638	N/A	N/A	$2,748,981	25	20,000	Yes

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John P. Dielwart, B.Sc., P.Eng. Age: 59 Calgary, Alberta, Canada Chief Executive Officer Director Since: 1996 Non-Independent	Mr. Dielwart is the CEO of the Corporation, and was the President and CEO of the Corporation until February 11, 2009. Prior to joining ARC Financial Corporation in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada. He began his career working for five years with a major oil and natural gas company in Calgary. Mr. Dielwart is a Past-Chairman of the board of governors for the Canadian Association of Petroleum Producers (CAPP). He holds a Bachelor of Science with Distinction (Civil Engineering) degree, University of Calgary.

Board/Committee Members at December 31, 2011:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	9 of 9	9 of 9	100%	ARC Resources Ltd.

Common Shares and Share Equivalents Held (as at December 31) (at a market value of $25.10 per Common Share for 2011 and $25.41 per Common Share for 2010)(1):

	Common Shares		RSUs		DSUs		Total Market Value of Common Shares and Share Equivalents	Value at risk as multiple of annual fees	Minimum Shareholding	Complies with
Year	#	Value	#	Value	#	Value	Held	paid	Requirements	guidelines
2011	384,538	$9,651,904	4,930	$123,743	N/A	N/A	$9,775,647	-	$1,650,000	Yes
2010	395,763	$10,056,338	9,496	$241,293	N/A	N/A	$10,297,631	-	$1,575,000	Yes

Fred J. Dyment, CA Age: 63 Calgary, Alberta, Canada Independent Businessman Director Since: 2003 Independent	Mr. Dyment has over 30 years experience in the oil and gas business and is currently an independent businessman. His past business career included positions as President and CEO for Maxx Petroleum and President and CEO of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the Province of Ontario in 1972. Mr. Dyment currently sits as a Director on the Boards of Major Drilling Group International Inc., Tesco Corporation, Transglobe Energy Corporation and WesternZagros Resources Ltd.

Board/Committee Members at December 31, 2011:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	9 of 9			ARC Resources Ltd.
Member of the Audit Committee (Chair)	5 of 5	23 of 23	100%	Tesco Corporation
Member of the Reserves Committee	4 of 4			Transglobe Energy Corporation
Member of the Risk Committee	5 of 5			WesternZagros Resources Ltd. Major Drilling Group International Inc.

Common Shares and Share Equivalents Held (as at December 31) (at a market value of $25.10 per Common Share for 2011 and $25.41 per Common Share for 2010)(1):

	Common Shares		RSUs		DSUs		Total Market Value of Common Shares and Share Equivalents	Value at risk as multiple of annual fees	Minimum Shareholding	Complies with
Year	#	Value	#	Value	#	Value	Held	paid	Requirements	guidelines
2011	57,187	$1,435,394	7,051	$176,980	5,285	$132,654	$1,745,028	17	20,000	Yes
2010	57,187	$1,453,122	13,340	$338,969	N/A	N/A	$1,792,091	19	20,000	Yes

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Timothy J. Hearn, B.Sc. Age: 67 Calgary, Alberta, Canada Independent Businessman Director Since: 2011 Independent	Mr. Hearn is a retired Chairman, President and Chief Executive Officer of Imperial Oil Limited. He has over 40 years experience in oil and gas with Imperial Oil. During his time with Imperial Oil, he held increasingly senior positions including President of Exxon Mobil Chemicals, Asia Pacific, and Vice President of Human Resources for Exxon Mobil Corporation. Mr. Hearn holds a Bachelor of Science from the University of Manitoba. Mr. Hearn is a director of the Royal Bank of Canada and Viterra Inc. He brings extensive corporate board experience to ARC. In addition to his work on corporate boards, Mr. Hearn is the Chairman of the Calgary Homeless Foundation and the Advisory Board of the Public Policy School at the University of Calgary. Previously, he has served as the Chairman of the board of directors of the C.D. Howe Institute and was a member of the Canada Council of Chief Executives.

Board/Committee Members at December 31, 2011:	Attendances(5)	Attendances (Total)(5):		Current Public Board Memberships
Member of the Board	2 of 3	2 of 3	67%	ARC Resources Ltd.
				Royal Bank of Canada
				Viterra Inc.

Common Shares and Share Equivalents Held (as at December 31) (at a market value of $25.10 per Common Share for 2011)(1):

	Common Shares		RSUs		DSUs		Total Market Value of Common Shares and Share Equivalents	Value at risk as multiple of annual fees	Minimum Shareholding	Complies with
Year	#	Value	#	Value	#	Value	Held	paid	Requirements(4)	guidelines
2011	51,850	$1,301,435	-	-	1,539	$38,629	$1,340,064	24	Nil	Yes

James C. Houck, B.Sc., MBA Age: 64 Calgary, Alberta, Canada President and CEO of The Churchill Corporation Director Since: 2008 Independent	Mr. Houck is President and CEO, and a director of The Churchill Corporation, a diversified construction company based in Calgary, Alberta. Prior to joining The Churchill Corporation, Mr. Houck spent over 40 years in the energy industry, most recently as President & CEO and a director of Western Oil Sands Ltd. The majority of his business career was spent with ChevronTexaco Inc., where he held a number of senior management positions, including President, Texaco Development Corporation, Worldwide Power & Gasification, Inc., and Vice President and General Manager, Alternate Energy Dept. Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco's conventional oil and gas operations. Mr. Houck currently sits as a director of WesternZagros Resources Ltd. and is a past governor of the Canadian Association of Petroleum Producers.

Board/Committee Members at December 31, 2011:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	9 of 9			ARC Resources Ltd.
Member of the Audit Committee	5 of 5	22 of 22	100%	The Churchill Corporation
Member of the Health, Safety and Environment Committee	4 of 4			WesternZagros Resources Ltd.
Member of the Reserves Committee (Chair)	4 of 4

Common Shares and Share Equivalents Held (as at December 31) (at a market value of $25.10 per Common Share for 2011 and $25.41 per Common Share for 2010)(1):

	Common Shares		RSUs		DSUs		Total Market Value of Common Shares and Share Equivalents	Value at risk as multiple of annual fees	Minimum Shareholding	Complies with
Year	#	Value	#	Value	#	Value	Held	paid	Requirements	guidelines
2011	17,134	$430,063	5,715	$143,447	5,181	$130,043	$703,553	8	10,000	Yes
2010	11,608	$294,959	10,647	$270,540	N/A	N/A	$565,499	7	10,000	Yes

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Harold N. Kvisle B.Sc., P.Eng., MBA Age: 59 Calgary, Alberta, Canada Independent Businessman Director Since: 2009 Independent	Mr. Kvisle retired from the position as President and CEO of TransCanada Corporation, and of TransCanada Pipelines Ltd. ("TCPL") in 2010. Prior to joining TCPL in 2001, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas) from 1990 to 1999. He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He held engineering, finance and management positions with Dome Petroleum Limited, is former Chair of the Interstate Natural Gas Association of America (INGAA) and is former Chair of the Mount Royal College Board of Governors. Mr. Kvisle has a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Board/Committee Members at December 31, 2011:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	8 of 9			ARC Resources Ltd.
Member of the Health, Safety and Environment Committee (Chair)	4 of 4	12 of 13	92%	Bank of Montreal Talisman Energy Inc.

Common Shares and Share Equivalents Held (as at December 31) (at a market value of $25.10 per Common Share for 2011 and $25.41 per Common Share for 2010)(1):

	Common Shares		RSUs		DSUs		Total Market Value of Common Shares and Share Equivalents	Value at risk as multiple of annual fees	Minimum Shareholding	Complies with
Year	#	Value	#	Value	#	Value	Held	paid	Requirements	guidelines
2011	25,000	$627,500	3,801	$95,405	6,564	$164,756	$887,661	13	10,000	Yes
2010	25,000	$635,250	5,949	$151,164	N/A	N/A	$786,414	11	10,000	Yes

Kathleen M. O'Neill, B.Comm, FCA Age: 58 Toronto, Ontario, Canada Independent Business Person Director Since: 2009 Independent	Ms. O'Neill is a corporate director and has extensive experience in accounting and financial services. Prior to 2005, she was an Executive Vice-President of BMO Financial Group with accountability for a number of major business units. Prior to joining BMO Financial Group in 1994, she was a partner with PricewaterhouseCoopers. Ms. O'Neill is an FCA (Fellow of Institute of Chartered Accountants) and has her ICD.D designation from the Institute of Corporate Directors. Ms. O'Neill currently serves on the board of directors of Finning International Inc., which is the world's largest Caterpillar dealer; the TMX Group Inc. which operates cash and derivative markets (including the TSX, TSX Venture Exchange, NGX, and the Montreal Exchange), clearing facilities and data services; Canadian Tire Bank, a financial services subsidiary of Canadian Tire Corporation, Cadillac Fairview, and Invesco Canada Funds, Mutual Funds.

Board/Committee Members at December 31, 2011:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	9 of 9			ARC Resources Ltd.
Member of the Audit Committee	5 of 5	22 of 22	100%	Finning International Inc.
Member of the Human Resources and Compensation Committee	8 of 8			Invesco Canada Funds (Invesco Canada Fund Inc. and Invesco Corporate Class Inc.) TMX Group Inc.

Common Shares and Share Equivalents Held (as at December 31) (at a market value of $25.10 per Common Share for 2011 and $25.41 per Common Share for 2010)(1):

	Common Shares		RSUs		DSUs		Total Market Value of Common Shares and Share Equivalents	Value at risk as multiple of annual fees	Minimum Shareholding	Complies with
Year	#	Value	#	Value	#	Value	Held	paid	Requirements	guidelines
2011	13,718	$344,322	3,692	$92,669	4,923	$123,567	$560,558	8	10,000	Yes
2010	10,599	$269,321	5,750	$146,108	N/A	N/A	$415,429	6	10,000	Yes

8

Herbert C. Pinder, Jr., B.Arts, L.L.B., MBA Age: 65 Saskatoon, Saskatchewan, Canada Independent Businessman Director Since: 2006 Independent	Mr. Pinder is a non-practicing lawyer and a graduate of Harvard Business School. He formerly managed a family business, which included Pinders Drugs, and is currently the President of the Goal Group, a private equity management firm located in Saskatoon. He is an experienced corporate director and brings a varied business background to the Corporation from different industries with a focus on the energy sector. He is currently a director of Viterra Inc. and a number of private energy companies, is a trustee of the Fraser Institute, and is on the Advisory Council for the School of Policy Studies at the University of Calgary.

Board/Committee Members at December 31, 2011:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	8 of 9			ARC Resources Ltd.
Member of the Policy and Board Governance Committee	6 of 6	26 of 27	96%	Viterra Inc.
Member of the Health, Safety and Environment Committee	4 of 4
Member of the Human Resources and Compensation Committee (Chair)	8 of 8

Common Shares and Share Equivalents Held (as at December 31) (at a market value of $25.10 per Common Share for 2011 and $25.41 per Common Share for 2010)(1):

	Common Shares		RSUs		DSUs		Total Market Value of Common Shares and Share Equivalents	Value at risk as multiple of annual fees	Minimum Shareholding	Complies with
Year	#	Value	#	Value	#	Value	Held	paid	Requirements	guidelines
2011	43,282	$1,086,378	6,478	$162,598	8,907	$223,566	$1,472,542	16	20,000	Yes
2010	39,251	$997,368	12,251	$311,298	N/A	N/A	$1,308,666	15	20,000	Yes

Notes:

(1)	The number of Common Shares held on December 31, 2010 represents the number of Common Shares received by the nominee on such date in exchange for the trust units ("Trust Units") of ARC Energy Trust (the "Trust") and the series A exchangeable shares and series B exchangeable shares of ARC Resources Ltd. (collectively "Exchangeable Shares") held by him or her pursuant to the conversion of the Trust into a corporate entity, namely the Corporation.
(2)	Mac H. Van Wielingen: Mr. Van Wielingen is the Chairman and a Director of the Corporation and was a director of Gauntlet Energy Corporation that secured creditor protection pursuant to the Companies' Creditors Arrangement Act on June 17, 2003 and was subsequently acquired by Ketch Resources Ltd. in December, 2003.
(3)	John P. Dielwart: The Total Market Value of Common Shares and Share Equivalents Held does not include 193,778 Performance Share Units ("PSUs") as at December 31, 2010 and 201,267 PSUs as at December 31, 2010 and does not include options to purchase 53,546 Common Shares granted pursuant to the Corporation's Share Option Plan and held as at December 31, 2011 (nil in 2010). Mr. Dielwart's ownership requirements are based on his position as Chief Executive Officer. Reference is made to "Compensation Discussion and Analysis – Ownership Guidelines". Mr. Dielwart does not receive any additional compensation for performing his duties as director.
(4)	Timothy J. Hearn: Mr. Hearn joined the Board on June 22, 2011 and has three years to accumulate the minimum requirement of 10,000 Common Shares (five years to accumulate 20,000 Common Shares or share equivalents).
(5)	Following his appointment to the Board on June 22, 2011, Mr. Hearn attended two of the three Board meetings.

Share Ownership Requirements

Each member of the Board of Directors is required to own a minimum of 20,000 shares or share equivalents of the Corporation after having been on the Board for five years. A minimum of 10,000 shares or share equivalents must be held after three years on the Board. The Board of Directors considered an ownership requirement based on a multiple of fees received but determined that setting a numeric threshold of 20,000 shares or share equivalents, that at the time was approximately equal to three times fees for the Chairman of the Board and in excess of four times fees for other board members, was appropriate.

9

Board Tenure

At December 31, 2011, the Board of Directors of the Corporation was comprised of:

•	four (4) members who had held their director positions for over ten (10) years;

•	two (2) members who had held their director positions for between five (5) and nine (9) years; and

•	four (4) members who have held their director positions for less than five (5) years.

Experience and Background of Directors

The following table outlines the experience and background of, but not necessarily the technical expertise of, the individual members of the Board of Directors (other than John Dielwart) as of December 31, 2011 based on information provided by such individuals.

Director	Enterprise Management(1)	Business Development(2)	Financial Literacy(3)	Corporate Governance(4)	Change Management(5)	Operations(6)	HS&E Management(7)	Financial Experience(8)	Global Experience(9)	Human Resources(10)	Reserves Evaluation(11)	Risk Evaluation(12)
Walter DeBoni	√	√	√	√	√	√	√	√	√	√	√	√
Fred J. Dyment	√	√	√	√	√	√	√	√	√	√	√	√
Timothy J. Hearn	√	√	√	√	√	√	√	√	√	√	√	√
James C. Houck	√	√	√	√	√	√	√	√	√	√	√	√
Michael M. Kanovsky	√	√	√	√	√	√		√	√		√	√
Harold N. Kvisle	√	√	√	√	√	√	√	√	√	√	√	√
Kathleen M. O'Neill	√	√	√	√	√			√	√	√		√
Herbert C. Pinder, Jr.	√	√	√	√	√			√		√		√
Mac H. Van Wielingen	√	√	√	√	√			√		√		√
Total	9	9	9	9	9	6	5	9	7	8	6	9

Notes:

(1)	Enterprise Management – experience as a President or CEO leading an organization or major business line.
(2)	Business Development / M&A / Strategic Planning – management or executive experience with responsibility for identifying value creation opportunities.
(3)	Financial Literacy – ability to critically read and analyze financial statements.
(4)	Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive officer or a board member of a public organization.
(5)	Change Management – experience leading a major organizational change or managing a significant merger.
(6)	Operations – management or executive experience with oil and gas operations.
(7)	Health, Safety & Environment Management – understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility for the oil and gas industry.
(8)	Financial Experience – senior executive experience in financial accounting and reporting and corporate finance.
(9)	Global Experience – management or executive experience in a multi-national organization providing understanding of the challenges faced in a different cultural, political or regulatory environment.
(10)	Human Resources – management or executive experience with responsibility for human resources.
(11)	Reserves Evaluation – general experience with or executive responsibility for oil and gas reserves evaluation.
(12)	Risk Evaluation – management or executive experience in evaluating and managing the variety of risks faced by an organization.

10

Board Committee Changes

There were no changes to the constitution of the committees of the Board of Directors in 2011. As at December 31, 2011 the committees were all comprised of independent directors as follows:

Name of Director	Audit Committee	Reserves Committee	Risk Committee	Human Resources & Compensation Committee	Policy and Board Governance Committee	Health, Safety & Environment Committee
Management Director – Not Independent
John P. Dielwart
Independent Outside Directors
Mac H. Van Wielingen			√	√	√
Walter DeBoni	√		√		Chair
Fred J. Dyment	Chair	√	√
Timothy J. Hearn
James C. Houck	√	Chair				√
Michael M. Kanovsky		√	Chair		√
Harold N. Kvisle						Chair
Kathleen M. O'Neill	√			√
Herbert C. Pinder, Jr.				Chair	√	√

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a Shareholders' meeting represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the Policy and Board Governance Committee's consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board's decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the applicable annual meeting. Resignations shall be expected to be accepted except in situations where special circumstances would warrant the applicable Director to continue to serve as a board member. The nominee will not participate in any Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Interlocking Boards

Company	Director	Committee Membership
WesternZagros Resources Ltd.	Fred J. Dyment	Nil
	James C. Houck	Audit and Compensation
Governance and Nominating
Viterra Inc.	Herbert C. Pinder, Jr.	Audit Nominating and Corporate Governance
	Timothy J. Hearn	Nominating and Corporate Governance
Human Resources and Compensation

Appointment of Auditors

At the Meeting, Shareholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Independent Registered Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the Shareholders.

11

Advisory Vote on Executive Compensation

The underlying principle for executive pay throughout the Corporation is "pay-for-performance". We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviours that reinforce the Corporation's values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the "Compensation Discussion & Analysis" section of this Information Circular – Proxy Statement. After monitoring recent developments and emerging trends in the practice of holding advisory notes on executive compensation (commonly referred to as "Say on Pay"), the Board of Directors has determined to provide Shareholders with a "Say on Pay" advisory vote at the Meeting. This non-binding advisory vote on executive compensation will provide you as a Shareholder with the opportunity to vote "For" or "Against" our approach to executive compensation through the following resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Information Circular – Proxy Statement delivered in advance of the 2012 Annual Meeting of Shareholders of the Corporation."

As this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board of Directors will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board of Directors believes that it is essential for the Shareholders to be well informed of the Corporation's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholder and the Board of Directors.

REMUNERATION OF DIRECTORS

The following table sets forth information concerning the compensation paid to each director, other than directors who are also Named Executive Officers (as defined under "Summary Compensation Table") during 2011.

Name	Base Retainer Fee ($)	Board Chair and Vice Chair Retainer Fee ($)	Committee Chair Retainer Fee(s) ($)	Committee Retainer Fee(s) ($)	Total Fees Earned ($)	Additional Compen- sation(1) ($)	Total Compen- sation(2) ($)	Portion of Total Compen- sation Taken as Cash ($)	Portion of Total Compen- sation Taken as Deferred Share Unit Awards(3) (S)
Walter DeBoni	55,000	35,000	15,000	15,000	120,000	150,060	270,060	-	270,060
Fred J. Dyment	55,000	-	32,500	15,000	102,500	128,125	230,625	103,759	126,866
Timothy J. Hearn(4)	28,569	-	-	-	28,569	35,712	64,281	28,906	35,375
James C. Houck	55,000	-	15,000	15,000	85,000	106,250	191,250	66,875	124,375
Michael M. Kanovsky	55,000	-	15,000	15,000	85,000	106,250	191,250	86,035	105,215
Harold N. Kvisle	55,000	-	15,000	-	70,000	87,565	157,565	-	157,565
Kathleen M. O'Neill	55,000	-	-	15,000	70,000	87,500	157,500	39,332	118,168
Herbert C. Pinder, Jr.	55,000	-	25,000	15,000	95,000	118,800	213,800	-	213,800
Mac H. Van Wielingen	55,000	100,000	-	22,500	177,500	221,919	399,419	-	399,419
Total	468,569	135,000	117,500	112,500	833,569	1,042,181	1,875,750	324,907	1,550,843

Notes:

(1)	This amount is equal to approximately 125% of the amount of Total Fees Earned, and must be taken as Deferred Share Units.
(2)	Approximately 55% of a director's Total Compensation is paid through the issuance of Deferred Share Units (defined later in this document as DSUs) pursuant to the Directors' Deferred Share Unit Plan (defined later in this document as the DSU Plan) and the remaining approximately 45% of a director's Total Compensation is paid in cash subject to the director's right to elect to increase the percentage of DSUs (and reduce the percentage of cash) that they receive up to 100% of their Total Compensation.

12

(3)	The number of DSUs awarded is calculated by dividing the value of the award by the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the five trading days prior to the date of grant. In addition, the number of DSUs awarded is increased from time-to-time to reflect the value of dividends that are paid on the Common Shares. On the date that a holder of DSUs ceases to be a director of ARC, he or she has until December 1 in the calendar year following the date on which the holder ceases to be a director to redeem his or her awards in exchange for a cash payment equal to the number of DSUs held multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of settlement. In 2011, DSUs were granted on March 31 for which the grant date price was $26.74 per unit, June 30 for which the grant date price was $24.95 per unit, September 30 for which the grant date price was $21.88 per unit and December 31 for which the grant date price was $24.70 per unit.
(4)	Mr. Hearn became a director on June 22, 2011 and his base retainer fee was pro-rated to reflect the portion of 2011 in which he served as a director of the Corporation. Mr. Hearn was not a member of any Committees of the Board in 2011.

DSU and RSU Awards to Directors – Unvested at Year-End

The following sets forth information in respect of the DSU and RSU awards to directors, other than directors who are also Named Executive Officers, which are outstanding as at December 31, 2011 and which had not vested as at such date. As described under – "Deferred Share Units" below, commencing in 2011 non-executive directors no longer participate in the RSU & PSU Plan although they continue to hold Restricted Share Units (defined later in this document as RSUs) that were granted under the RSU & PSU Plan prior to 2011 which have not yet vested.

	DSUs(1)			RSUs(2)
Name	Year of award	Number of awards that have not vested	Estimated payout value of awards that have not vested(3) ($)	Year of award	Number of awards that have not vested	Year of vesting	Estimated payout value of awards that have not vested(4) ($)
Walter DeBoni	2011	11,251	$282,388	2010	4,779	2012, 2013	$119,945
				2009	3,609	2012	$91,703
					8,388		$211,648
Fred J. Dyment	2011	5,285	$132,658	2010	4,030	2012, 2013	$101,147
				2009	3,021	2012	$76,762
					7,051		$177,909
Timothy J. Hearn(5)	2011	1,539	$38,619	N/A	N/A	N/A	N/A
James C. Houck	2011	5,181	$130,052	2010	3,281	2012, 2013	$82,350
				2009	2,434	2012	$61,849
					5,715		$144,199
Michael M. Kanovsky	2011	4,383	$110,016	2010	3,281	2012, 2013	$82,350
				2009	2,434	2012	$61,849
					5,715		$144,199
Harold N. Kvisle(6)	2011	6,564	$164,756	2010	2,764	2012, 2013	$69,380
				2009	1,037	2012	$26,341
					3,801		$95,721
Kathleen M. O'Neill(7)	2011	4,923	$123,561	2010	2,747	2012, 2013	$68,951
				2009	945	2012	$24,019
					3,692		$92,971
Herbert C. Pinder, Jr.	2011	8,907	$223,559	2010	3,709	2012, 2013	$93,094
				2009	2,769	2012	$70,357
					6,478		$163,451
Mac H. Van Wielingen	2011	16,640	$417,652	2010	7,282	2012, 2013	$182,786
				2009	5,538	2012	$140,732
					12,821		$323,519

Notes:

(1)	DSUs expire on December 1 of the calendar year immediately following the year in which the holder ceases to be a director.
(2)	Restricted Share Units (defined later in this document as RSUs) vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.
(3)	Calculated based on the closing price of the Common Shares on December 31, 2011 of $25.10 multiplied by the number of DSUs on such date, adjusted to reflect cash dividends paid on the underlying Common Shares for the period from the grant date to December 31, 2011.

13

(4)	Calculated based on the closing price of the Common Shares on December 31, 2011 of $25.10 multiplied by the number of RSUs on such date, adjusted to reflect cash dividends (distributions prior to 2011) on the underlying Common Shares (Trust Units prior to 2011) for the period from the grant date to December 31, 2011.
(5)	Mr. Hearn became a director on June 22, 2011.
(6)	Mr. Kvisle became a director on May 20, 2009.
(7)	Ms. O'Neill became a director on June 1, 2009.

RSU Awards to Directors – Value Vested During the Year

The following sets forth information in respect of the RSU awards to directors, other than directors who are also Named Executive Officers, as to the value of RSU awards which vested during the year ended December 31, 2011.

	RSUs(1)
Name	Year of award	Number of awards that vested	Value of awards that vested(2) ($)
Walter DeBoni	2010	2,334	$56,684
	2009	3,513	$87,177
	2008	2,164	$52,993
		8,011	$196,854
Fred J. Dyment	2010	1,968	$47,778
	2009	2,941	$72,995
	2008	1,812	$44,364
		6,721	$165,138
Timothy J. Hearn(3)	N/A	N/A	N/A
James C. Houck(4)	2010	1,602	$38,871
	2009	2,369	$58,789
	2008	1,309	$32,040
		5,280	$129,700
Michael M. Kanovsky	2010	1,602	$38,871
	2009	2,369	$58,789
	2008	1,459	$35,735
		5,430	$133,395
Harold N. Kvisle(5)	2010	1,350	$32,799
	2009	1,023	$22,957
		2,373	$55,756
Kathleen M. O'Neill(6)	2010	1,342	$32,523
	2009	932	$20,931
		2,274	$53,454
Herbert C. Pinder, Jr.	2010	1,811	$43,962
	2009	2,697	$66,930
	2008	1,661	$40,669
		6,169	$151,561
Mac H. Van Wielingen	2010	3,556	$86,421
	2009	5,391	$133,801
	2008	3,321	$81,328
		12,268	$301,550

Notes:

(1)	RSUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.
(2)	Calculated based on the closing price of the Common Shares on the vesting date multiplied by the number of RSUs adjusted to reflect cash dividends (distributions prior to 2011) on the underlying Common Shares (Trust Units prior to 2011) from the grant date to the vesting date.
(3)	Mr. Hearn became a director on June 22, 2011.
(4)	Mr. Houck became a director on February 14, 2008.
(5)	Mr. Kvisle became a director on May 20, 2009.
(6)	Ms. O'Neill became a director on June 1, 2009.

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Deferred Share Units

Commencing in 2011, the Directors' Deferred Share Unit Plan of ARC (the "DSU Plan") provides for the deferral of a portion of the annual compensation of directors until the retirement of the director and the adjustment of such deferred compensation to reflect the performance of the Common Shares for the period commencing on the date of an award under the DSU Plan until after the date of retirement of the director.

Pursuant to the DSU Plan, 55% of non-executive directors' total compensation is paid through the issuance of deferred share units of ARC ("DSUs"). The remaining 45% of directors' compensation is paid in cash subject to a director's right to elect to increase the percentage of DSUs (and reduce the percentage of cash) that they receive up to 100% of their compensation. The number of DSUs awarded is calculated by dividing the value of the awards by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of grant. In addition, the number of DSUs awarded is increased from time-to-time to reflect the value of dividends that are paid on the Common Shares. On the date that a holder of DSUs ceases to be a director of ARC, he or she has until December 1 in the calendar year following the date on which the holder ceases to be a director to redeem his or her awards in exchange for a cash payment equal to the number of DSUs held multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of settlement.

COMPENSATION DISCUSSION AND ANALYSIS

At year-end 2011 the Human Resources and Compensation Committee (the "Compensation Committee") was comprised of Herb C. Pinder, Jr. (Chair), Kathleen M. O'Neill and Mac H. Van Wielingen, all of whom are independent Directors and have extensive experience in executive compensation and other human resources matters. The Compensation Committee's mandate is focused on overall human resource policies and practices, including compensation, recruitment, employee engagement, talent development and succession planning. The Compensation Committee, among its other responsibilities, makes recommendations to the Board on the compensation of the Chief Executive Officer of the Corporation ("CEO") and approves and reports to the Board on the compensation of other executive officers (including the other Named Executive Officers) and staff of the Corporation. In making recommendations to the Board in respect to compensation or in approving compensation, the Committee considers recommendations from management. The Compensation Committee met eight times in 2011 and held "in-camera" sessions without the presence of management usually before and at the end of each meeting and in any event at least once during the meeting.

Compensation Principles and Objectives

ARC recognizes the importance of attracting, motivating and retaining top quality talent and is committed to paying for performance. Employees, including the Named Executive Officers, are rewarded for corporate and personal performance. Corporate performance is measured by the achievement of strong annual operating and financial results, progress in advancing ARC's long-term business strategy and delivering top quartile total shareholder return ("TSR") performance relative to ARC's peers. Personal performance is measured by the achievement of personal performance goals, demonstrating strong leadership and championing ARC's values.

ARC's total compensation program is designed to achieve the following objectives:

•	to support ARC's overall business strategy and objectives;

•	to provide market competitive compensation that is performance based;

•	to provide incentives which encourage the superior performance and retention of highly skilled and talented employees; and

•	to align compensation with corporate performance and therefore shareholders' interests.

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Elements of Executive Compensation

ARC's compensation plan for all of its employees, including the Named Executive Officers, is comprised of the following key components: base salary, annual incentive and long-term incentives.

At more senior levels of the organization, the majority of compensation eligible to be paid is variable at risk compensation which places a greater emphasis on rewarding executives for their individual contributions, business results of ARC and long-term value creation for shareholders.

The components of ARC's executive compensation program are described in the table below:

Element	Description	Objective
Base Salary	Provides executives with a fixed level of cash compensation for the leadership and specific skills required for performing their responsibilities	• Market competitive compensation • Attraction and retention
Annual Incentive	Rewards executives for their contribution to the achievement of financial and operational results in addition to delivering on short term business objectives	• Pay-for-performance • Alignment with ARC's business strategy • Encourage superior performance • Attraction and retention
Long-Term Incentives
Performance Share Units ("PSUs")	Rewards executives for creating shareholder value based on total shareholder return performance over a three year time period relative to a peer group	• Alignment with interests of shareholders • Pay-for-performance • Alignment with ARC's business strategy
Share Options ("Options")	Rewards executives for creating shareholder value over a seven (7) year period with 50% or one-half vesting on each of the fourth and fifth anniversaries of the date of grant	• Alignment with interests of shareholders • Pay-for-performance • Alignment with ARC's business strategy • Encourage superior long-term performance • Attraction and retention

Named Executive Officers also participate in the Corporation's group benefits plan on the same basis as all other employees. ARC has no pension plan in place for any staff, including the Named Executive Officers.

Prior to 2011, incentives which were awarded to ARC's executives also included awards of restricted ahare units ("RSUs") under the RSU and PSU Plan, which rewarded executives for creating shareholder value over a three year period with one-third vesting annually. The objectives of RSU awards were to encourage superior medium and long-term performance as well as to attract and retain executive talent.

Compensation Review Process

Each year, the total compensation for the Named Executive Officers is reviewed by the Compensation Committee and compared to the total compensation for executives holding similar positions with other mid to large-sized oil and gas companies.

16

The companies that currently comprise ARC's comparator group include:

Advantage Oil & Gas Ltd	NuVista Energy Ltd.
Baytex Energy Corporation	Paramount Resources Ltd.
Birchcliff Energy Ltd.	Pengrowth Energy Corporation
Bonavista Energy Corporation	Penn West Petroleum Ltd.
Canadian Natural Resources Limited	Perpetual Energy Inc.
Celtic Exploration Ltd.	PetroBakken Energy Ltd.
Crescent Point Energy Corporation	Petrobank Energy and Resources Ltd.
Crew Energy Inc.	Peyto Exploration & Development Corp.
Encana Corporation	Progress Energy Resources Corp.
Enerplus Corporation	Talisman Energy Inc.
Legacy Oil & Gas Inc.	Tourmaline Oil Corporation
NAL Energy Corporation	Trilogy Energy Corporation
Nexen Inc.	Vermilion Energy Inc.

These companies have been chosen as ARC's comparator group as they compete with ARC for executive talent. To provide additional benchmarking information, ARC also receives additional market data through participation in annual compensation surveys conducted by independent consultants which includes analyses of salary, bonus and long-term incentive programs.

Together with the comparative data, the CEO annually assesses the individual performance and development of each Named Executive Officer, and recommends the appropriate salary, annual incentive, and long-term incentives for each individual. The Compensation Committee then reviews these recommendations which includes the competitive data and then approves the total compensation package payable to each of the Named Executive Officers other than the CEO. The Compensation Committee recommends to the Board for their review, discussion and approval the compensation package that is payable to the CEO.

For the Named Executive Officers, base salary is targeted between the 50th and 75th percentile of the market. Annual incentives and long-term incentives paid to the Named Executive Officers are determined on a discretionary basis and are based on the assessment by the Compensation Committee or the Board, as applicable, of the performance of the Named Executive Officers and the performance of ARC, including ARC's performance relative to its peers. ARC does not use a formulaic approach to determine incentive awards. The Board and Compensation Committee are of the view that prescriptive formulas and weightings applied to forward looking objectives may lead to unintended consequences and potentially foster "single minded" behaviours to the overall detriment of sustainable performance. For these reasons, the Board deliberately avoids the use of specific numeric targets, which have proven in some instances within our industry, to incentivize short-term thinking and may result in reduced long-term returns. Therefore, the Board's and Compensation Committee's comprehensive assessment of the overall business performance of ARC, including corporate performance against objectives, business circumstances, and relative performance against peers, provides the context for individual Named Executive Officer evaluations in determining incentive compensation awards. The amount of the annual incentives and long-term incentives payable to the Named Executive Officers are generally targeted at a level which will result in total compensation at or above the 75th percentile of the market provided that the Named Executive Officers are meeting or exceeding all of the performance expectations for their roles and provided that ARC is performing well. This results in a significant portion (approximately 75%) of executive compensation being "at risk" and directly linked to the achievement of business results and long-term value creation.

Base Salary

Base salary is established with reference to an executive's job responsibilities and the level of skills and experience required to successfully perform their role. Annual salary adjustments take into account the market value of the role and the executive's demonstration of capability.

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Annual Incentive (Bonus)

In an effort to attract and retain top quality talent and reward for strong performance, it is ARC's policy to pay bonuses twice per year. ARC's employees, other than the senior executive officers, receive bonuses in January and July each year relating to their performance in the previous six-month periods. The bonuses paid in January are declared in the previous December and therefore all such employee bonuses are accrued into the financial results of the year to which they relate.

To determine bonus awards for the senior executives, including the Named Executive Officers; the Compensation Committee considers both the executive's personal performance and the performance of ARC relative to its peers. Each year, the Committee compares operating and financial results of ARC to the results from ARC's comparator group. This data is obtained from yearly reports published by such entities, which only become available during the first half of the year following the performance time period (the "subject year"). For this reason, the total bonus amounts payable to the senior executives are not finally established until June of the year following the subject year. The officers receive an initial bonus in July of the subject year relating to their performance during the first half of the subject year. An additional estimated bonus for all senior executives is accrued in December of the subject year and a portion of this amount is paid to the senior executives (other than the CEO) in the following January. When the comparative analysis is completed in June, the estimated bonus is reviewed and, if appropriate, adjusted accordingly and any unpaid portion of such bonus is then paid. The CEO's entire bonus for the second half of the year is likewise reviewed in June of the year following the subject year and the amount is recommended by the Compensation Committee for review, discussion and approval by the Board. As a result, a portion of bonuses paid to the senior executives in 2012 is expected to relate to 2011 business results.

In addition to the foregoing, the Committee may from time-to-time where considered appropriate, declare bonuses in addition to the bonuses paid in January and July of a given year.

Long-term Incentives

RSU & PSU Plan

The RSU & PSU Plan provides a long-term incentive designed to focus and reward executives for enhancing total shareholder return over the medium to long-term both on an absolute and relative basis. The RSU & PSU Plan results in executives receiving cash compensation in relation to the value of a specified number of underlying notional Common Shares. The plan consists of RSUs for which the number of underlying notional Common Shares is fixed and vest evenly over a period of three years, and PSUs for which the number of underlying notional Common Shares is variable and cliff vest at the end of three years. Prior to 2011, executives received both RSU awards and PSU awards; however, commencing in 2011 executives only receive PSU awards.

To determine the size of PSU awards, the Committee allocates to each executive an appropriate dollar amount based on the responsibilities of the executive, comparative market data and the assessment by the Committee of the performance of the executive and the performance of ARC, including ARC's performance relative to its peers. These award values are then divided by the five day weighted average trading price of Common Shares ending immediately prior to the grant date to calculate the number of PSUs granted.

Upon vesting of PSUs (and upon the vesting of RSUs which were granted prior to 2011), the executive receives a cash payment based on the fair value of the underlying Common Shares determined using the five day weighted average trading price of Common Shares ending immediately prior to the vesting date plus accrued re-invested distributions and dividends on the underlying securities. To further the linkage of pay-for-performance, the cash compensation issued upon vesting of the PSUs is multiplied by a performance multiplier which is determined on the vesting date based on the performance of the Corporation compared to its peers over the vesting period.

The peer group used to determine the performance multiplier for PSU awards consists of the issuers that, on the grant date of the award, make up the S&P/TSX Oil & Gas Exploration and Production Index with certain exceptions determined by the Committee from time-to-time. The performance multiplier is based on the percentile rank of ARC's TSR and ranges on a sliding scale from zero for bottom quartile performance (25th percentile or less) to one for 50th percentile performance to two for top quartile performance (75th percentile or greater). Therefore, the awarding of PSUs to the Named Executive Officers ensures that a significant portion of their compensation is aligned to comparative market based total shareholder return. To illustrate this pay-for-performance linkage, in the event of bottom quartile performance the total compensation payouts to Named Executive Officers would be reduced by approximately 40% to 60%.

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It is currently intended that of the overall compensation which is provided to Named Executive Officers in the form of long-term incentives, that approximately 75% will be provided in the form of awards of PSUs pursuant to the RSU & PSU Plan and the remaining approximately 25% will be provided in the form of awards of share options pursuant to ARC's Share Option Plan.

For employee retention purposes, it is ARC's policy to grant awards of PSUs pursuant to the RSU & PSU Plan twice yearly (currently in March and September).

Share Option Plan

Commencing in 2011, the Share Option Plan of ARC (the "Option Plan") provides a long-term incentive designed to focus and reward executives for enhancing total shareholder return over the long-term on an absolute basis. The Option Plan permits the granting, from time-to-time, of share options ("Options") to purchase Common Shares to officers and employees of, consultants and other service providers to, ARC and its subsidiaries.

Options have a term not exceeding seven (7) years and, in the absence of any determination to the contrary, Options will vest and be exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.

The grant price ("Grant Price") of any Options granted is determined by the Committee or the Board at the time of grant, provided that if the Common Shares are listed on a stock exchange the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant. The exercise price ("Exercise Price") of any Options granted under the Option Plan shall be, at the election of the optionee holding such Options, either: (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by ARC after the date of grant and prior to the date that such Option is exercised. The right of an optionee to elect that the Exercise Price be reduced by the amount of dividends paid reflects ARC's strategy of distributing a portion of its cash flow to shareholders by way of dividends.

The Option Plan is a unique form of share option plan compared to the plans of ARC's peers in a number of respects. Firstly to encourage a longer-term orientation, Options vest and are exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee. As a result, ARC employees who are granted Options are not expected to be able to realize the value of Options held by them until a considerable time has passed since the date of grant. By way of comparison, the share option plans of many of ARC's peers provide for the vesting of options in one-third (⅓) tranches over a three year period following the date of grant. Secondly, ARC employees who are granted Options have the right to elect that the Exercise Price of their Options be decreased by dividends that are paid on the underlying Common Shares. This election would have the effect of allowing an optionee to potentially realize value from their Options in circumstances where the trading price of the Common Shares at the time of exercise is less than the Grant Price. ARC's strategy includes distributing a significant portion of its cash flow to shareholders by way of dividend and it is expected that such strategy will be reflected in the trading price of the Common Shares over the life of the Options. If the exercise price was not adjusted to reflect dividends paid, the Options would be a less effective means of rewarding employees for long-term performance by ARC.

It is currently intended that of the overall compensation which is provided to Named Executive Officers in the form of long-term incentives, approximately 75% will be provided in the form of PSUs and the remaining approximately 25% will be provided in the form of Options.

For employee retention purposes, ARC currently grants Options annually. (See "Share Option Plan" for a comprehensive description of the terms and conditions of the Option Plan.)

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The maximum number of Common Shares issuable on exercise of Options is limited, in the aggregate, to 14,225,000 Common Shares.

On March 24, 2011, Options to purchase an aggregate 236,794 Common Shares having a Grant Price of $27.11 per share were granted to the executive officers of ARC of which options to purchase an aggregate 140,410 Common Shares were granted to the Named Executive Officers.

Risk Oversight

In carrying out its mandate, the Compensation Committee reviews from time to time the risk implications of ARC's compensation policies and practices, including those applicable to ARC's executives. In addition to the foregoing, commencing in 2012, the Compensation Committee will, at least annually, undertake a formal review of the risk implications of ARC's compensation policies and practices.

For the reasons set forth below, the Compensation Committee does not believe that ARC's current executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks.

A significant portion (approximately 75%) of ARC's executive compensation is "at risk" and consists of bonuses, PSU awards and Options granted. In respect of this "at risk" compensation, at least 50% of the Named Executive Officers' total compensation, which consists of PSUs and Share Options, is both "long-term" and "at risk" and, accordingly, is directly linked to the achievement of long-term value creation. The benefits of such compensation are not realized by the executive until a significant period of time has passed (PSUs do not vest and are not paid out until the third anniversary of the date of the award and Options do not vest and are not exercisable until the fourth and fifth anniversaries of the date of grant). As the value of such compensation is dependent upon total shareholder return over the vesting period, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of ARC and its shareholders is extremely limited.

The other two elements of compensation, salary and benefits, represent only approximately 25% of an executive's total compensation. While neither salary nor benefits are "long-term" or "at risk", as noted above, these components of compensation represent a small part of total compensation and as a result it is unlikely that an executive would take inappropriate or excessive risks at the expense of ARC and its shareholders that would be beneficial to their short term compensation when their long-term compensation might be put at risk from their actions.

Another factor which would discourage the taking of inappropriate or excessive risk is the determination and timing of bonus payments. Specifically, the process whereby bonuses are determined on a discretionary basis by the Board (based on a comprehensive assessment of corporate performance, including ARC’s performance relative to peers, and the accomplishments of each executive) rather than the use of prescriptive targets and weightings, discourages executives from taking undue risks. Furthermore, as previously mentioned, total bonus amounts payable to the senior executives, which comprises approximately 25% of total compensation, are not finalized until June of the year following the year to which their bonuses relate (the "subject year"). Officers receive an initial bonus in July of the subject year relating to their performance during the first half of such year. An additional estimated bonus for all senior executives is accrued in December of the subject year and a portion of this amount is paid to the senior executives (other than the CEO) in the following January. When a comparative analysis of executive compensation is completed in June, the estimated bonus is reviewed and, if appropriate, adjusted accordingly and any unpaid portion of such bonus is then paid. The CEO's entire bonus for the second half of the year is likewise reviewed in June of the year following the subject year, adjusted accordingly and such bonus is then paid. This process has the added benefit of providing a six month period after year-end to identify any potential misstatement in financial or operational results prior to paying out the full bonus.

Ownership Guidelines

ARC maintains ownership guidelines for officers as a way of further aligning executive and shareholder interests. The CEO is expected to own Common Shares representing a minimum of three times annual base salary, while other executives are expected to own Common Shares representing a minimum of two times base salary. As of December 31, 2011 each of the Named Executive Officers was in compliance with the Common Share ownership guidelines.

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The following table illustrates the ownership holdings of the Named Executive Officers

	Direct and Indirect Ownership at December 31, 2011(1)	Value at December 31, 2011(2) ($)	Minimum Common Share Ownership Requirement ($)	Complies with Guidelines
John P. Dielwart	388,980	9,763,398	1,650,000	Yes
Myron M. Stadnyk	187,822	4,714,332	980,000	Yes
Cameron S. Kramer	44,544	1,118,054	750,000	Yes
Steven W. Sinclair	151,817	3,810,607	680,000	Yes
David P. Carey	149,991	3,764,774	600,000	Yes

Notes:

(1)	RSUs are included in this number, but not PSUs.
(2)	Value calculated using a closing price of the Common Shares of $25.10 on December 31, 2011.

Certain Other Matters

To the knowledge of the Committee and the Board as at the date hereof, no significant changes are proposed to be made to ARC's compensation policies and practices during the year ending December 31, 2012.

In accordance with the Disclosure Policy that has been adopted by ARC, directors, officers (including the Named Executive Officers) and employees of ARC shall not: (a) knowingly sell, directly or indirectly, a security of ARC if such director, officer or employee who is selling such security does not own or has not fully paid for the security to be sold; or (b) directly or indirectly, buy or sell a call or put in respect of a security of ARC. Notwithstanding these prohibitions, directors, officers and employees of ARC may sell a security which such director, officer or employee does not own if such director, officer or employee owns another security convertible into such security or an option or right to acquire such security sold and, within 10 days after the sale, such director, officer or employee: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable to the purchaser.

2011 Compensation Decisions

Base Salary

For the CEO and the other Named Executive Officers, base salaries in 2011 were approximately 5% higher than 2010 levels. This increase was reflective of current market conditions and was equivalent to the average employee increase.

Annual Incentive and Long-term Incentives

The Compensation Committee reviewed the CEO's performance on several specific corporate and individual accomplishments which included but were not limited to objectives relating to:

•	total shareholder return
•	strategic positioning for long term growth
•	cost management including operating costs and administrative costs
•	reserve replacement costs and ratios, recycle ratios and payout ratios
•	financial flexibility and balance sheet strength
•	risk management
•	production levels on an absolute and per unit basis, and

•	reserve levels on an absolute and per unit basis and changes therein.

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In addition, performance was reviewed in relation to specific achievements concerning:

•	succession planning and employee development
•	strength of organizational cultural
•	corporate governance
•	safety and environment stewardship, and
•	leadership in community and industry involvement.

Performance in all of these areas was reviewed on a stand-alone basis and, to the extent possible, relative to other oil and gas entities. As previously described, ARC does not use a formulaic approach to determine incentive awards. The Board and Compensation Committee are of the view that prescriptive formulas and weightings applied to forward looking objectives may lead to unintended consequences and potentially foster "single minded" behaviours to the overall detriment of sustainable performance. For these reasons, the Board deliberately avoids the use of specific numeric targets, which have proven in some instances within our industry, to incentivize short-term thinking and may result in reduced long-term returns. Therefore, the Board's and Compensation Committee's comprehensive assessment of the overall business performance of ARC, including corporate performance against objectives, business circumstances, and relative performance against peers, provides the context for individual Named Executive Officer evaluations in determining incentive compensation awards. This comprehensive assessment ensures that awards are not unduly positively or negatively impacted by an unusual result in any one area.

2011 Performance Assessment

Since inception in July 1996, ARC has grown both production and reserves at a greater than 15% compound annual growth rate while also having paid $4.2 billion in dividends to shareholders. ARC has delivered a compound annual total return of 19% to shareholders since inception. In 2011, ARC was a top quartile performer relative to industry peers with an annual total return of 4%. ARC's management team continued to focus on risk-managed value creation in 2011 and as a direct result, achieved record production and significant growth in reserves at a low cost while also maintaining a strong balance sheet with low debt levels.

In 2011, ARC increased its proved reserves by 8% to 360 million barrels of oil equivalent ("mmboe") and its proven plus probable reserves increased by 21% to 572 mmboe. After the net divestment of 14.6 mmboe of proved plus probable reserves (11.6 mmboe of proved reserves) in 2011, ARC replaced over 385% of 2011 production, marking the fourth consecutive year that ARC has replaced greater than 200% of annual production through its internal development program.

ARC's average Finding and Development (F&D) and Finding, Development and Acquisition (FD&A) costs, both including and excluding future development capital ("FDC"), decreased in 2011 and ARC expects these results will be top quartile amongst our industry peers. One key measure of profitability of this growth is the "recycle ratio". ARC achieved a recycle ratio of 5.3 times and 5.0 times based on the 2011 and three year average F&D costs before FDC, respectively. These are excellent results as normally a recycle ratio of 2.0 is considered to be strong by industry standards. The Board of Directors believes that ARC's 2011 recycle ratio will be top quartile amongst industry peers in 2011.

For additional information on reserves, F&D costs, FD&A costs, and recycle ratios; reference should be made to the January 26, 2012 news release "ARC Resources Ltd. announces 18 per cent increase in 2011 year-end reserves and results of updated independent resources evaluation for northeast British Columbia Montney assets" which is filed on SEDAR at www.sedar.com.

Operationally, ARC's management team delivered solid results for investors despite certain operational challenges attributed to flooding and forest fires in the second quarter of 2011. ARC successfully executed a $726 million capital program in 2011. ARC's production volumes in 2011 averaged a record 83,416 boe per day, up 13% per cent from 2010. Fourth quarter production of 92,021 boe per day, also a record, was 9% greater than the comparable period in 2010 due to the successful start-up of the Dawson Phase 2 gas plant and a successful drilling program in 2011. ARC drilled 164 gross operated wells (154 net operated) with a 100% success rate in 2011. Operating costs remained stable relative to 2010 levels at $9.70 per boe in 2011 as a result of ARC's diligent cost management practices. ARC achieved significant growth in 2011 and the company is still well positioned for continued growth for the next several years.

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ARC executed a successful risk management program in 2011. In particular, management hedged natural gas prices during 2011 which proved very effective given the significant decline in natural gas prices during 2011 and achieved the objective of providing greater certainty over cash flows and project economics in 2011.

Through the efforts of management, ARC continues to have a strong balance sheet with a net debt to annual funds from operations ratio of 1.1 times and net debt representing approximately 11 per cent of ARC's total capitalization. In 2011, ARC undertook steps to establish long-term financial flexibility with the renegotiation and extension of its syndicated credit facility. The term of the renegotiated facility increased to four years from three years and has lower borrowing costs relative to the previous facility.

At ARC, we believe that our people are the most important element in driving value creation. As such, the health and safety of our employees and contractors is a significant contributor to our success. Our employee recordable injury frequency (per 200,000 hours) in 2011 was 0.95, and our Contractor recordable frequency (per 200,000 hours) was 2.44. Management is further driving continuous improvement by targeting key leading safety performance indicators in 2012 in an effort towards continued operational excellence.

In 2011, the executive team demonstrated effective leadership in the areas of corporate culture, talent management and organizational development. This is evident through the outstanding employee engagement score of 87% from our annual "Strength of the Workplace" employee survey. In addition, through the deliberate process of succession, progression and development of key talent, ARC has been able to significantly enhance the leadership skills and technical expertise of its staff.

For 2011, the Board reviewed the CEO's performance as described above and assessed Mr. Dielwart's overall performance as meeting and or exceeding objectives which resulted in his total compensation falling between the 75th and 90th percentile which is consistent with ARC's compensation philosophy.

The Compensation Committee further reviewed the performance of the other Named Executive Officers relative to accomplishments and results in their respective areas of responsibility. Annual and long-term incentives were then awarded resulting in total compensation falling between the 75th and 90th percentile for these individuals.

Boes may be misleading, particularly if used in isolation. A boe conversion of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ration may be misleading as an indication of value.

CEO Compensation

The total compensation for the CEO is shown in the table below and is calculated in the same manner as in "Summary Compensation Table" below.

CEO	2011 ($)	2010 ($)	2009 ($)
Short-term Compensation
Salary	550,000	525,000	500,000
Bonus(1)	850,000	650,000	650,000
All other compensation(2)	47,550	38,800	37,050
RSU & PSU Plan awards granted during the year(3)	1,180,029	1,400,035	1,120,010
Options granted during the year(4)	450,006	N/A	N/A
Total compensation	3,077,585	2,613,835	2,307,060

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Notes:

(1)	Bonus amount represents the amount earned in 2011, which includes a one-time special bonus of $200,000. Fifty per cent of the remaining $650,000 of Mr. Dielwart's 2011 bonus is scheduled to be paid in the second quarter of 2012.
(2)	Effective October 1, 2011, all employees (including Named Executive Officers) were provided (on an annual basis) with an amount equal to 5% of salary plus an additional $2,300 for the purposes of benefits and an 8% Employee Match Retirement Saving Plan. Prior to October 1, 2011, all employees (including Named Executive Officers) were provided (on an annual basis) with an amount equal to 7% of salary plus an additional $2,050 that may be used for the purposes of benefits or group RRSP contributions or could be taken in cash. The amount of "All Other Compensation" includes the value of such benefit. The 2011 number reflects 9 months of the previous plan and 3 months of the new plan.
(3)	For more information on the valuation of the RSU & PSU Plan awards, see "Summary Compensation Table – Value of RSU & PSU Plan Awards".

(4)	For more information on the valuation of Options, see "Summary Compensation Table – Value of Options".

Performance Graph

The following graph illustrates changes from December 31, 2006 to December 31, 2011, in cumulative shareholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil and Gas Exploration and Production Index and the S&P/TSX Capped Energy Index, with all dividends and distributions reinvested.

	2006		2007		2008		2009		2010		2011		Annualized Return %
ARC(1)	100.00		102.37		112.47		120.30		162.13		168.08		10.93
S&P/TSX Composite Index(2)	100.00		109.84		73.58		99.37		116.88		106.70		1.3
S&P/TSX Oil and Gas Exploration and Production Index(2)	100.00		110.08		76.20		108.35		122.38		100.32		0.77
S&P/TSX Capped Energy Index(2)	100.00		103.15		75.22		107.97		139.86		119.17		-0.77
Total Compensation for NEOs (millions)	$6.6	M	$7.4	M	$7.2	M	$7.2	M	$7.9	M	$10.5	M

Notes:

(1)	Incorporates the actual cash distributions and cash dividends.
(2)	Total Return Index.

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Aggregate compensation levels for Named Executive Officers increased on a year by year basis over the period 2006 and 2007, and remained relatively flat in 2008 and 2009. This is generally consistent with the trend of total return on investment charted for the Trust in the performance graph above for the years 2006 through 2009.

In 2010, aggregate compensation levels increased by 10% which is a reflection of ARC's top quartile performance. Market capitalization increased by 50%, funds from operations increased by close to $200 million and total shareholder return was nearly 5 times the return in 2009.

In 2011, aggregate compensation levels increased by 33% due to one-time special bonus awards to the Named Executive Officers other than Cameron Kramer ($550,000 in aggregate), a special one-time bonus award and one-time special RSU grant provided to Mr. Kramer ($500,000 and $1,000,000 respectively) and the introduction of the new Share Option program ($1,100,000 in aggregate). In 2011, ARC had record production results, increased funds from operations by $170 million and delivered top quartile total shareholder returns relative to its peers.

The total compensation for the CEO and the aggregate compensation for the CEO and the remaining Named Executive Officers, total shareholder return, year-end market capitalization of ARC and cash flow from operating activities for ARC for the three years ended December 31, 2011 are shown below:

	2011(2)	2010(2)	2009 (2)
CEO Total Compensation	$3.1 million	$2.6 million	$2.3 million
Total Compensation of top five Highest Compensated Executives (including the CEO and CFO) (1)	$10.5 million	$7.9 million	$7.2 million
Total Compensation of top five Highest Compensated Executives (including the CEO and CFO) as a per cent of Total Market Capitalization	0.14%	0.11%	0.15%
Total Compensation of top five Highest Compensated Executives (including the CEO and CFO) as a per cent of Funds from Operations	1.24%	1.17%	1.45%
Total Shareholder Return	3.7%	34.8%	7.0%
Year-end Market Capitalization (in billions)	$7.3	$7.2	$4.8
Funds from Operations (in millions)	$844.3	$667.0	$497.4

Notes:

(1)	Total Compensation includes salary, RSUs (prior to 2011) and PSUs, Options (commencing in 2011), bonus, other annual compensation, and is calculated in the same manner as in the Summary Compensation Table.
(2)	Named Executive Officers for 2011 were different than Named Executive Officers in 2010 and 2009. In 2009 Mr. Doug Bonner and Mr. Terry Anderson were Named Executive Officers, Mr. Bonner retired in July 2010 and Mr. Terry Gill and Mr. David Carey became Named Executive Officers in 2010. In 2011, Mr. Cameron Kramer replaced Terry Gill as a Named Executive Officer.

Compensation Governance

Compensation Policies and Practices

Compensation of Directors

The Policy and Board Governance Committee reviews annually the form and amount of compensation for directors to ensure such compensation reflects the responsibilities and risks of being an effective director. The committee also conducts such yearly review of directors' compensation having regard to various governance reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the Corporation.

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Compensation of Officers

The Corporation's compensation plan for its executive officers, including the CEO, consists of a combination of base salary, bonus payments, the grant of PSUs under the RSU & PSU Plan and the grant of Options under the Option Plan. The Compensation Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives and CEOs of certain comparable Canadian mid to large-sized oil and gas companies with a view to ensuring that the overall compensation packages for each of the executive officers, including the CEO, are competitive and reflective of the officers performance. In June of each year, the Compensation Committee revisits the level of bonus awards taking into account the comparative peer information which is then available. In 2011, the same criteria as above was applied in considering the grant of PSUs and was also applied in the granting of Options. The same competitive standards are applied to all components of the compensation packages of the executive officers, including the CEO. In general, the grant of PSUs to officers and the grant of Options to officers ensures that a significant portion of their compensation is aligned to total shareholder return performance relative to ARC's peers. To further illustrate this pay-for-performance linkage, in the event of bottom quartile performance the total compensation payouts to executives would be reduced by approximately 40% to 60%.

The Corporation's compensation plan is intended, as noted above, to be competitive with industry, so as to act as a retention tool, while at the same time encouraging performance excellence. The Compensation Committee may, however, change the weighting of such measures from time-to-time in order to achieve the objectives of the RSU & PSU Plan and the Option Plan. In addition, the Compensation Committee will take into account the individual performance of the participants in determining the awards.

Compensation Committee

The Compensation Committee was constituted to assist the board in meeting their responsibilities by reviewing and, as appropriate, approving:

•	Overall human resource policies, trends and/or organizational issues including recruitment, performance management, compensation, benefit programs, resignations and terminations, training and development, succession planning and organizational planning and design.

•	Compensation, including cash compensation consisting of salary and bonuses, and the number of PSUs and RSUs and Options awarded for all staff including the officers of the Corporation but excluding the CEO.

•	Employment contracts or other major agreements for employees.

In consultation with the Board of Directors, the Compensation Committee undertakes an annual performance review with the CEO, and review the CEO appraisal of Officers' performance. The Committee reviews and provides recommendations to the Board of Directors on the compensation of the CEO.

As of December 31, 2011, the members of the Compensation Committee were Herb C. Pinder, Jr., Chairman, and Kathleen M. O'Neill and Mac H. Van Wielingen, each of whom is independent within the meaning of Section 1.4 of NI 52-110 – Audit Committees. The following comprises a brief summary of each member's education and experience, including his or her experience that enables the Compensation Committee to make decisions on the suitability of ARC's compensation policies and practices.

Herb C. Pinder, Jr.

Mr. Pinder is the President of Goal Group, a private equity management firm located in Saskatoon, Saskatchewan. Previously he managed a family business as President of Pinder Drugs. He is an experienced corporate director and brings a varied business background to ARC. Mr. Pinder has a Bachelor of Arts degree from the University of Saskatchewan, a Bachelor of Law degree from the University of Manitoba and Masters in Business Administration degree from Harvard University Graduate School of Business. In more than 25 years of acting as a Corporate Director, comprising roughly 30 Boards, at least half of those have involvement as a member of the Compensation Committee (often as the Chair) and Governance Committee (often as the Chair). Over time Mr. Pinder has developed an expertise and he has kept current as a practitioner and recently attended a Seminar at Harvard Business School Entitled “Compensation Committees: New Challenges, New Solutions”.

Mr. Pinder has been a member of the Compensation Committee since joining the Board at ARC in January, 2006 and became the Chairman of the Compensation Committee in 2009 when Mr. John Stewart retired from the Board. Mr. Pinder is currently a director of Viterra Inc., and a number of private energy companies, and is a trustee of the Fraser Institute. He has been a director of ARC since 2006.

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Kathleen M. O'Neill

Ms. O'Neill is a corporate director and has extensive experience in accounting and financial services. Previously, she was an Executive Vice-President of the Bank of Montreal Financial Group with accountability for a number of major business units. Prior to joining BMO Financial Group in 1994, she was a partner with PricewaterhouseCoopers. Ms. O'Neill is an FCA (Fellow of Institute of Chartered Accountants) and has an ICD.D designation from the Institute of Corporate Directors.

Ms. O'Neill currently serves on the board of directors of Finning International Inc. and the TMX Group Inc., as well as several other companies. She is an experienced board member and has been a member of several Human Resources and Compensation Committees including, currently, Finning International Inc. and ARC. Ms. O'Neill is past Chair of St Joseph's Health Centre Foundation of Toronto and past Chair of St Joseph's Health Centre. She has been a director of ARC since 2009

Mac H. Van Wielingen

Mr. Van Wielingen has served as Vice-Chairman and director of ARC Resources since its formation in 1996 and became Chairman in 2002. He is Co-Chairman and a founder of ARC Financial Corporation, a private equity investment management company focused on the energy sector in Canada. Previously, Mr. Van Wielingen was a Senior Vice-President and Director of a major national investment dealer responsible for all corporate finance activities in Alberta. Mr. Van Wielingen holds an Honours Business Degree from the University of Western Ontario Business School and has studied post-graduate Economics at Harvard University. Mr. Van Wielingen is Chairman of the Strategic Advisory Board of the Canadian Centre for Advanced Leadership in Business at the Haskayne School of Business.

Mr. Van Wielingen has extensive human resource development experience with a particular focus on leadership and organizational development. He has sat on Human Resource and Compensation Committees of numerous Boards and is currently Chairman of the Human Resources and Compensation Committee at the Alberta Investment Management Corporation.

Compensation Consultants and Advisors

In anticipation of the conversion of ARC from a trust to a corporation in 2011, the Compensation Committee decided to review and re-design, as appropriate, the longer-term aspects of ARC's executive compensation program. To assist the Compensation Committee, Mercer (Canada) Limited ("Mercer"), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("Marsh & McLennan Companies"), was retained by the Compensation Committee in April 2010 to provide compensation consulting/advisory services and provide recommendations to the Compensation Committee. This project resulted in the design and approval by securityholders of ARC's Option Plan.

In addition, ARC retained Marsh Canada, a separate independent operating company owned by Marsh & McLennan Companies to provide other services, unrelated to executive and/or director compensation during 2011 and/or 2010. Marsh Canada acts as the broker for all ARC's corporate, building and vehicle insurance. The Compensation Committee is not required to pre-approve other services that Mercer or its affiliates provides to ARC at the request of management.

Executive Compensation Related Fees

Mercer's aggregate fees billed for executive and director compensation services to the Compensation Committee in 2011 were $46,585 and in 2010 were $216,815 (which amount includes expenses).

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All Other Fees

The aggregate fees paid to Mercer and its Marsh & McLennan Companies affiliates for all other services were $207,221 in 2011 and $214,001 in 2010.

Because of the policies and procedures that Mercer and the Compensation Committee have established, the Compensation Committee is confident that the advice it receives from the individual executive compensation consultant is objective and not influenced by Mercer's or its affiliates' relationships with ARC. These policies and procedures include:

•	the consultant receives no incentive or other compensation based on the fees charged to ARC for other services provided by Mercer or any of its affiliates;

•	the consultant is not responsible for selling other Mercer or affiliate services to ARC;

•	Mercer's professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with ARC in rendering his or her advice and recommendations;

•	the Compensation Committee has the sole authority to retain and terminate the executive compensation consultant;

•	the consultant has direct access to the Compensation Committee without management intervention;

•	the Compensation Committee evaluates the quality and objectivity of the services provided by the consultant each year and determines whether to continue to retain the consultant; and

•	the protocols for the engagement (described below) limit how the consultant may interact with management. While it is necessary for the consultant to interact with management to gather information, the Compensation Committee has adopted protocols governing if and when the consultant's advice and recommendations can be shared with management. These protocols are included in the consultant's engagement letter.

The Compensation Committee also determines the appropriate forum for receiving consultant recommendations. Where appropriate, management invitees are present to provide context for the recommendations. In other cases, the Compensation Committee receives the consultant's recommendations in an in camera session where management is not present. This approach protects the Compensation Committee's ability to receive objective advice from the consultant so that the Compensation Committee is able to make independent decisions about executive pay at ARC.

SUMMARY COMPENSATION TABLE

The following table provides for the periods indicated a summary of information concerning the compensation of the CEO and CFO of ARC and the three most highly compensated executive officers (or the three most highly compensated individuals acting in a similar capacity) of ARC, other than the CEO and CFO, at the end of the year ended December 31, 2011 whose total compensation was more than $150,000 (each a "Named Executive Officer" and collectively the "Named Executive Officers").

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					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	RSU & PSU Plan Awards(1) ($)	Options(2) ($)	Bonus(3)(4) ($)	Long-term Incentive Plans(5)	All Other Compen- sation(6) ($)	Total Compen- sation ($)
John P. Dielwart	2011	550,000	1,180,029	450,006	850,000	N/A	47,550	3,077,585
Chief Executive Officer	2010	525,000	1,400,035	N/A	650,000	N/A	38,800	2,613,835
	2009	500,000	1,120,010	N/A	650,000	N/A	37,050	2,307,060
Myron M. Stadnyk (7)	2011	490,000	890,025	330,004	650,000	N/A	42,713	2,402,741
President and Chief Operating	2010	470,000	1,000,049	N/A	500,000	N/A	34,950	2,004,999
Officer	2009	447,917	780,005	N/A	500,000	N/A	33,404	1,761,326
Cameron S. Kramer (8)	2011	117,188	1,375,018	Nil	625,000	N/A	8,491	2,125,696
Senior Vice President,
Operations
Steven W. Sinclair	2011	340,000	600,044	240,004	400,000	N/A	30,225	1,610,273
Senior Vice President and	2010	325,000	600,044	N/A	300,000	N/A	24,800	1,249,844
Chief Financial Officer	2009	310,000	570,031	N/A	300,000	N/A	23,750	1,203,781
David P. Carey	2011	300,000	480,020	160,006	300,000	N/A	27,088	1,267,113
Senior Vice President, Capital	2010	290,000	480,050	N/A	200,000	N/A	22,350	992,400
Markets	2009	275,000	450,020	N/A	200,000	N/A	21,300	946,320

Notes:

(1)	RSU & PSU Plan awards are granted in March and September of each year. PSUs vest and are paid out at the end of a three year period and are subject to a performance multiplier between zero and two. RSUs vest and are paid out in three equal tranches on the anniversary date of the date of grant each year for three years. Award values set forth in the table above are based on the number of units granted multiplied by the 5 day weighted average price of the Share Units ending immediately prior to the grant date ("grant date price"). In 2011 there were two grants: a grant in March for which the grant date price was $26.45 per unit and a grant in September for which the grant date price was $22.45 per unit. In 2010 there were two grants: a grant in March for which the grant date price was $22.04 per unit and a grant in September for which the grant date price was $20.10 per unit. In 2009 there were two grants: a grant in March for which the grant date price was $12.18 per unit and a grant in September for which the grant date price was $17.41 per unit. Upon vesting, additional amounts are paid for the cash equivalent of re-invested dividends and distributions on the underlying securities throughout the vesting period. See "Value of RSU & PSU Plan Awards" below. In 2010 Mr. Dielwart and Mr. Stadnyk also received additional PSU awards of $220,000 and $180,000 respectively which were evenly split between the March and September grant dates. RSU awards to Mr. Kramer in 2011 include a one-time award of $1,000,000 in RSUs as agreed to as a term of his employment with the Corporation.
(2)	Commencing in 2011, Options are granted annually. The grant price ("Grant Price") of any Options granted is determined by the Committee or the Board, as applicable, at the time of grant, provided that if the Common Shares are listed on a stock exchange, the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant. In 2011, there was one grant in March for which the Grant Price was $27.11. See "Value of Options" below. Mr. Kramer did not receive Options in 2011 as he commenced employment after the 2011 Option grants.
(3)	Bonus amounts represent amounts earned during the fiscal year. Bonus amounts for 2011 have not yet been finalized and accordingly may change once the amounts are finalized. In 2011, Mr. Dielwart earned a one-time special bonus of $200,000 which was paid in full. In 2011, Mr. Stadnyk earned a one-time special bonus of $150,000 which was paid in full. Mr. Kramer received a one-time special bonus of $500,000 which was paid in full and which was agreed to as a term of his employment with the Corporation. In 2011, Mr. Sinclair and Mr. Carey each received a one-time special bonus of $100,000 which was paid in full.
(4)	Fifty per cent of Mr. Dielwart's remaining 2011 bonus is scheduled to be paid in the second quarter of 2012. 25% of Mr. Stadnyk's, Mr. Sinclair's, Mr. Kramer's and Mr. Carey's 2011 remaining bonus amounts, all as set forth above, are expected to be paid in the second quarter of 2012.
(5)	ARC does not have a non-equity long-term incentive plan.
(6)	Effective October 1, 2011, all employees (including Named Executive Officers) were provided (on an annual basis) with an amount equal to 5% of salary plus an additional $2,300 for the purposes of benefits and an 8% Employee Match Retirement Saving Plan. Prior to October 1, 2011, all employees (including Named Executive Officers) were provided (on an annual basis) with an amount equal to 7% of salary plus an additional $2,050 that may be used for the purposes of benefits or group RRSP contributions or could be taken in cash. The 2011 numbers reflect 9 months of the previous plan and 3 months of the new plan.
(7)	Mr. Stadnyk was promoted to President and COO effective February 1, 2009.

(8)	Mr. Kramer commenced employment as Senior Vice President, Operations on September 12, 2011.

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Value of RSU & PSU Plan Awards

The award value of RSU & PSU Plan awards for compensation purposes as set forth in the table above for 2009 and 2010 has been determined by multiplying the number of awards granted by the weighted average trading price of the Trust Units for the 10 days immediately prior to the grant date. The award value of RSU & PSU Plan awards for compensation purposes as set forth in the table above for 2011 has been determined by multiplying the number of awards granted by the weighted average trading price of the Common Shares of the Corporation for the 5 days immediately prior to the grant date. Furthermore, in respect of PSUs, the amount calculated in accordance with the above formula has been multiplied by the target performance multiplier of one. This method of determining the award value has been used as such amount represents the dollar value approved by the Compensation Committee or the Board, as applicable, when awards were granted to the individuals in the table above. The award value as determined in this manner does not include estimated accrued distributions and dividends for the securities underlying the awards granted as future distribution amounts are unknown at the time of the grant and therefore are not taken into consideration when the awards are granted.

Value of Options

The award value of Option awards for compensation purposes as set forth in the table above for 2011 was approved by the Compensation Committee and subsequently the Board of Directors. The number of underlying options was calculated using a 5 day weighted average price of $27.11 for the 5 days immediately prior to the grant date and using a Black-Scholes option pricing model value of 31%. This value was calculated using the following assumptions: volatility of 37%, expected life of 5.5 and 6 years, dividend yield of 4.69% and a risk free rate of 2.56%.

Incentive Plan Awards to Named Executive Officers – Unvested at Year End

The following sets forth information in respect of RSU & PSU Plan awards to the Named Executive Officers under the RSU & PSU Plan which are outstanding as at December 31, 2011 and which had not vested as at such date. Should our total return performance be in the bottom quartile, a performance multiplier of zero is applied to the PSUs thereby ensuring that the Named Executive Officer's long-term incentive compensation is minimized. As RSUs and PSUs are paid out upon vesting, the value of RSUs and PSUs held by the Named Executive Officers that have vested but not been paid out or distributed is $nil.

	RSUs(1)				PSUs(2)
		Number of awards		Estimated payout value of awards that		Number		Estimated payout value of awards that have not vested(3)
Name	Year of award	that have not vested	Year of vesting	have not vested(3) ($)	Year of award	of awards that have not vested	Year of vesting	Min- imum(4) ($)	Median(5) ($)	Max- imum(6) ($)
John P.	2010	2,825	2012, 2013	N/A	2011	49,748	2014	Nil	1,248,664	2,497,328
Dielwart	2009	2,105	2012	70,911	2010	67,619	2013	Nil	1,697,225	3,394,449
		4,930		52,845	2009	83,900	2012	Nil	2,105,895	4,211,790
				123,756		201,267			5,051,784	10,103,566
Myron M.	2010	3,927	2012, 2013	98,574	2011	37,522	2014	Nil	941,792	1,883,584
Stadnyk	2009	2,932	2012	73,584	2010	45,436	2013	Nil	1,140,448	2,280,897
		6,859		172,158	2009	54,032	2012	Nil	1,356,213	2,712,426
						136,990			3,438,453	6,876,907
Cameron S.	2011	45,108	2012, 2013,	1,132,208	2011	16,915	2014	Nil	424,578	849,156
Kramer			2014
Steven W.	2010	2,873	2012, 2013	72,121	2011	25,297	2014	Nil	634,945	1,269,891
Sinclair	2009	2,143	2012	53,783	2010	26,487	2013	Nil	664,822	1,329,644
		5,016		125,904	2009	39,487	2012	Nil	991,123	1,982,247
						91,271			2,290,890	4,581,782

David P.	2010	4,024	2012, 2013	100,994	2011	20,237	2014	Nil	507,941	1,015,882
Carey	2009	2,960	2012	74,289	2010	18,603	2013	Nil	466,932	933,864
		6,984		175,283	2009	27,368	2012	Nil	686,945	1,373,890
						66,208			1,661,818	3,323,636

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Notes:

(1)	RSUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.
(2)	PSUs vest at the end of three years and are subject to a performance multiplier.
(3)	Calculated based on the closing price of the Common Shares on December 31, 2011 of $25.10 multiplied by the number of RSUs or PSUs on such date, adjusted to reflect re-invested cash dividends (cash distributions prior to 2011) made on the underlying Common Shares (Trust Units prior to 2011) for the period from the grant date to December 31, 2011 and adjusted for the performance multiplier for PSUs.
(4)	Assuming a performance multiplier of zero which would correspond with our total shareholder return being in the bottom quartile.
(5)	Assuming a performance multiplier of one which would represent our total shareholder return being at the median.

(6)	Assuming a performance multiplier of two which would represent our total shareholder return being in the top quartile.

The following sets forth information in respect of Options granted to the Named Executive Officers under the Option Plan which are outstanding as at December 31, 2011 and which had not vested as at such date.

	Options
Name	Year of Grant	Number of Common Shares underlying unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of unexercised in-the- money Options that have not vested(2)
John P.Dielwart	2011	53,546	$27.11	March 24, 2018	Nil
Myron M. Stadnyk	2011	39,267	$27.11	March 24, 2018	Nil
Cameron S. Kramer	2011	Nil	N/A	N/A	N/A
Steven W. Sinclair	2011	28,558	$27.11	March 24, 2018	Nil
David P. Carey	2011	19,039	$27.11	March 24, 2018	Nil

Notes:

(1)	The exercise price ("Exercise Price") of any Options granted under the Option Plan shall be, at the election of the optionee holding such Options, either: (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by ARC after the date of grant and prior to the date that such Option is exercised. The right of an optionee to elect that the Exercise Price be reduced by the amount of dividends paid reflects ARC's strategy of distributing a portion of its cash flow to shareholders by way of dividends. For the purposes of the table set forth above, the Exercise Price of Options reflects the Grant Price. As $0.90 of cash dividends per Common Share have been paid in the period commencing on the grant date and ending December 31, 2011, the exercise price of the Options could potentially be reduced to $26.21.
(2)	Calculated based on the number of Options on such date multiplied by the difference, if positive, between the closing price of the Common Shares on December 31, 2011 of $25.10 and the exercise price of the Options of $27.11 less cash dividends of $0.90 per share made on the underlying Common Shares for the period from the grant date to December 31, 2011. It has been assumed that the optionee would have elected to reduce the exercise price of the Options by the amount of cash dividends made on the underlying Common Shares for the period from the grant date to December 31, 2011.

(3)	Options vest and are exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.

Incentive Plan Awards and Non-Equity Plan Compensation to Named Executive Officers – Value Vested or Earned During the Year

The following sets forth information in respect of RSU & PSU Plan awards to the Named Executive Officers, the value of RSU & PSU Plan awards which vested during the year ended December 31, 2011 and value of non-equity incentive plan compensation earned during the year.

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	RSUs(1)			PSUs(2)
Name	Year of award	Number of awards that vested	Value of Awards that vested(3) ($)	Year of award	Number of Awards that vested	Value of Awards that vested(4) ($)	Bonus(5)(6) ($)
John P. Dielwart	2010	1,379	33,597	2008	49,777	1,995,430	850,000
	2009	2,049	50,847
	2008	1,442	35,318
		4,870	119,762
Myron M. Stadnyk	2010	1,917	46,704	2008	31,652	1,268,841	650,000
	2009	2,856	70,864
	2008	2,009	49,196
		6,782	166,764
Cameron S. Kramer	N/A	N/A	N/A	N/A	N/A	N/A	625,000
Steven W. Sinclair	2010	1,403	34,170	2008	23,130	927,237	400,000
	2009	2,086	51,775
	2008	1,469	35,959
		4,958	121,904
David P. Carey	2010	1,964	47,850	2008	15,654	627,519	300,000
	2009	2,883	71,543
	2008	2,029	49,674
		6,876	169,067

Notes:

(1)	RSUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.
(2)	PSUs vest at the end of three years and are subject to a performance multiplier.
(3)	Calculated based on the five day weighted average price of the Common Shares ending immediately prior to the vesting date multiplied by the number of RSUs adjusted to reflect re-invested cash dividends (cash distributions prior to 2011) on the underlying Common Shares (Trust Units prior to 2011) from the grant date to the vesting date.
(4)	Calculated based on the five day weighted average price of the Share Units ending immediately prior to the vesting date multiplied by the number of PSUs on such date, adjusted to reflect re-invested cash dividends (cash distributions prior to 2011) made on the underlying Common Shares (Trust Units prior to 2011) for the period from the grant date to the vesting date and further multiplied by the applicable performance multiplier which was 1.34 for PSUs awarded in March 2008 and 2.000 for PSUs awarded in September 2008.
(5)	Bonus amounts represent amounts earned during the fiscal year. In 2011, Mr. Dielwart earned a one-time special bonus of $200,000 which was paid in full. In 2011, Mr. Stadnyk earned a one-time special bonus of $150,000 which was paid in full. Mr. Kramer received a one-time special bonus of $500,000 which was paid in full and which was agreed to as a term of his employment with the Corporation. In 2011, Mr. Sinclair and Mr. Carey each received a one-time special bonus of $100,000.

(6)	50% of Mr. Dielwart's remaining 2011 bonus is scheduled to be paid in the second quarter of 2012. 25% of Mr. Stadnyk's, Mr. Sinclair's, and Mr. Carey's 2011 remaining bonus amounts are scheduled to be paid in the second quarter of 2012. Mr. Kramer's bonus was paid in full and was prorated based on his start date.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreements

The CEO and the other Named Executive Officers of ARC are subject to terms of employment which continue indefinitely and provide for payment of the executive's annual base salary and participation in certain benefits provided by ARC. Each of the Named Executive Officers agrees to devote full time efforts to the business of ARC and not to engage in consulting work or any trade or business which may compete, conflict or interfere with the performance of the executive. The employment agreements contain provisions providing for the payment by ARC to the executive officers of certain amounts and benefits in the event of termination and in the event of a "change of control."

The Corporation is entitled to terminate its employment agreements with any of the Named Executive Officers any time for just cause and is then obligated to pay such executive's gross salary through to the termination date and accrued and unused vacation. The executive officers are entitled to terminate their employment with the Corporation within two months following any of the following events (each a "termination event"): (a) any adverse change in the executive's title or office; (b) any material reduction in the executive's position, duties, or responsibilities with ARC; (c) any action adversely affecting the executive's participation in, or reducing the executive's rights under or pursuant to any benefit in which the executive was entitled to participate as at the date of the employment agreement, when considered as a whole package; (d) relocation of the executive to a city or community other than the City of Calgary; and (e) material breach by the Corporation of any material provision of the employment agreement. As at December 31, 2011 in the case of a termination event, the CEO would have received 24 months base salary and bonus, the President and the CFO would have received 21 months base salary and bonus and all other officers would have received 18 months base salary and bonus. Lastly, a Named Executive Officer is also entitled to terminate his or her employment arrangement at any time on one month's notice and is entitled to be paid his or her base salary to the date of termination.

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In the event of a change of control as described below the CEO is eligible to receive the compensation promised in the agreement. For other officers the change of control must be coupled with a termination event for payout to occur. The payment that the CEO and the other Named Executive Officers are entitled to receive in these circumstances is the same as if a termination event had occurred.

A change of control is generally defined as a change in registered or beneficial ownership or control which results in a person or persons acting jointly in concert holding, owning or controlling, directly or indirectly, more than 66⅔% of the outstanding Common Shares of the Corporation, (other than as a result of a transaction or series of transactions which the Board of Directors determines should not constitute a change of control); the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation (other than pursuant to an internal reorganization); or any determination by the Board of Directors that a change of control has occurred.

RSU & PSU Plan

The RSU & PSU Plan provides that in the event that an employee (including the CEO and the other Named Executive Officers) is terminated, whether for cause or otherwise, the RSU & PSU Plan awards held by such employee are terminated without payment. Furthermore, in the event that an employee (including the CEO and the other Named Executive Officers) voluntarily resigns, the RSU & PSU Plan awards held by such employee are terminated without payment unless the employee is retiring and is over the age of 55. In the event of retirement, the RSU & PSU Plan awards held by such employee which were granted less than one year prior to the date of retirement or such other date as may be determined by the Compensation Committee are terminated and RSU & PSU Plan awards held by such employee which were granted more than one year prior to the date of retirement are unaffected and continue to vest.

In the event of a change of control as described above, all outstanding RSU & PSU Plan awards (including those held by the CEO and the other Named Executive Officers) immediately vest. If a change of control had occurred on December 31, 2011, the financial liability of ARC in respect of all outstanding RSU & PSU Plan awards held by officers and employees of ARC would have been approximately $93.4 million.

Option Plan

The Option Plan provides that if an Optionee (including the CEO and the other Named Executive Officers) ceases to be an officer, employee of, or consultant or other service provider to, the Corporation or a subsidiary of the Corporation:

(a)	in the case of termination for cause, the Options held by the Optionee are immediately terminated;

(b)	in the case of termination not for cause, the Options held by the Optionee continue to vest for thirty (30) days and, unless determined otherwise by the Board of Directors of the Corporation in its sole discretion, any unvested Options at such time are terminated and, unless determined otherwise by the Board of Directors of the Corporation in its sole discretion, any vested Options at such time can be exercised until the date that is ninety (90) days from the date of termination and are thereafter terminated;

(c)	in the case of voluntary resignation, the Options held by the Optionee continue to vest until the earlier of the last day of any applicable notice period and the date on which the Optionee ceases to be a service provider and at the end of such period any unexercised Options are terminated;

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(d)	in the case of death, all Options held by the Optionee at the date of death immediately vest, can be exercised for twelve (12) months and at the end of such period any unexercised Options are terminated;

(e)	in the case of retirement, the Options held by the Optionee continue to vest for thirty-six (36) months or such other date as may be determined by the Compensation Committee and at the end of such period any unexercised Options are terminated; and

(f)	in the case of disability, there is no change to the Options held by the Optionee.

The Option Plan provides that in the event of a change of control as described above, the vesting of all unvested Options which are outstanding will be accelerated in order that such Options may be conditionally exercised immediately prior to the effective date of the change of control unless the Board of Directors of the Corporation determines in its sole discretion that it is not in the best interests of the Corporation to do so.

Notwithstanding the change of control provisions of the Option Plan and subject to any further determination of the Board of Directors, the Board of Directors has determined that with respect to the Options granted on March 24, 2011 to each of the Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer of the Corporation, in the event of a change of control, the vesting of unvested Options held by them will not be accelerated in circumstances where (a) adjustments have been made to the Options which are outstanding and held by them so that, following the change of control, the Options entitle them to acquire securities of the continuing successor entity or purchasing entity; and (b) the Board of Directors has determined to accelerate the unvested Options held by Optionees other than such executive officers. However, vesting will be accelerated on the occurrence of certain constructive dismissal events during the two (2) year period following the change of control.

In the event of a change of control as described above, all outstanding Options other than, in certain circumstances as described above, those held by the CEO, the President and Chief Operating Officer and the Chief Financial Officer, will immediately vest. If a change of control had occurred on December 31, 2011, there would be no financial liability for ARC in respect of all outstanding Options held by officers and employees as these options currently have no value.

Payments to Named Executive Officers

The following table illustrates the payments that would have been made to each of the Named Executive Officers pursuant to their employment agreements and RSU & PSU Plan awards and Options held by them as a result of a change of control, resignation or termination event assuming such events occurred on December 31, 2011.

Name	Triggering Event	Payment Pursuant to Employment Agreement ($)	Payment Pursuant to RSU & PSU Plan Awards(1)(2) ($)		Payment Pursuant to Options(3)		Total ($)
John P. Dielwart	Change of Control	2,600,000	10,070,244		-	(4)	12,670,244
	Resignation	-	7,637,951	(5)(6)	-		7,637,951
	Termination Event	2,600,000	-	(7)	-		2,600,000
Myron M. Stadnyk	Change of Control	-	6,938,165		-	(4)	6,938,165
	Resignation	-	-		-		-
	Termination Event	1,863,750	-		1,863,750		1,863,750
Cameron S. Kramer	Change of Control	-	1,981,363		-	(4)	1,981,363
	Resignation	-	-		-		-
	Termination Event	1,031,250	-		-		1,031,250
Steven W. Sinclair	Change of Control	-	4,638,559		-	(4)	4,638,559
	Resignation	-	3,401,738	(5)(6)	-		3,401,738
	Termination Event	1,207,500	-	(7)	-		1,207,500
David P. Carey	Change of Control	-	3,447,144		-	(4)	3,447,144
	Resignation	-	2,457,717	(5)(6)	-		2,457,717
	Termination Event	825,000	-	(7)	-		825,000

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Notes:

(1)	All RSUs and PSUs were valued using the December 31, 2011 closing price of the Common Shares of $25.10. The actual amount that will be paid on the vesting of such awards will depend on the closing price of the Common Shares of ARC on the vesting date and the performance factor determined on the vesting date and may be lower or higher than the amount displayed.
(2)	All PSUs were valued at their current performance factor, except those active for less than one year which were valued at one.
(3)	Calculated based on the number of Options on such date multiplied by the difference, if positive, between the closing price of the Common Shares on December 31, 2011 of $25.10 and the exercise price of the Options of $27.11 less cash dividends of $0.90 per share made on the underlying Common Shares for the period from the grant date to December 31, 2011. It has been assumed that the optionee would have elected to reduce the exercise price of the Options by the amount of cash dividends made on the underlying Common Shares for the period from the grant date to December 31, 2011.
(4)	The outstanding Options did not have value as of December 31, 2011.
(5)	Assuming that Messrs. Dielwart, Sinclair, and Carey who are over the age of 55, retire from ARC. If this is not the case then all RSU & PSU Plan awards held by Messrs. Dielwart, Sinclair and Carey will terminate without payment.
(6)	This amount represents the value on December 31, 2011 of Messrs. Dielwart's, Sinclair's and Carey's unvested RSU & PSU Plan awards that would be retained in the event of retirement subject to the Compensation Committee exercising its' discretion under the RSU and PSU plan as to the number of unvested awards that would be retained.

(7)	In the case of a termination event, Messrs. Dielwart, Sinclair and Carey may each elect to retire in which case they would be entitled to retain all unvested RSU & PSU Plan awards held by them which were granted more than one year prior to their retirement or such other date as may be determined by the Compensation Committee in addition to their entitlement to payment under their employment arrangement.

The maximum liability of ARC provided under all employment agreements, the RSU & PSU Plan and Options as of December 31, 2011 was approximately $114.9 million including the above listed amounts for the Named Executive Officers.

SHARE OPTION PLAN

At a special meeting of securityholders of the Trust and ARC Resources Ltd. held December 15, 2010, securityholders of the Trust approved the Option Plan for the Corporation. The Option Plan became effective on January 1, 2011 upon the completion of the Trust Conversion.

Subsequent to January 1, 2011, there have been two minor and administrative amendments to the Option Plan. The first of these amendments, which was effective March 23, 2011, amended Section 14(1) of the Option Plan to clarify that in the event of a change of control, vesting will be accelerated as to any or all unvested Options unless the Board of Directors determines that it is not in the best interest of the Corporation to do so. Prior to the amendment, Section 14(1) referred to "all" unvested Options rather than "any or all" unvested Options. The second amendment to the Option Plan, which was effective November 2, 2011, amended Section 9(e)(i) of the Option Plan to provide that if an Optionee ceases to be a "Service Provider" as a result of the Optionee's retirement, the Optionee has until the earlier of: (i) thirty-six (36) months from the date of the Optionee's retirement or such other date as may be determined by the Committee; or (ii) the end of the Exercise Period of the Options; to exercise any Options which vest during such period. Prior to the amendment, the period during which the retired Optionee could exercise his or her Options was the later of: (i) thirty-six (36) months from the date of the Optionee's retirement; and (ii) the end of the Exercise Period of the Options.

The Option Plan is intended: (i) to retain and attract officers, employees of, and consultants to, the Corporation and its subsidiaries and other persons providing services on an ongoing basis thereto; (ii) to promote a proprietary interest in the Corporation by such individuals and to encourage such individuals to remain with the Corporation and put forth maximum efforts for the success of the business of the Corporation; and (iii) to focus management of the Corporation on total long term shareholder return of the Corporation.

The Option Plan permits the granting of Options to officers, employees, consultants and other service providers ("Optionees") of the Corporation and its subsidiaries. In no event shall Options be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries.

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The maximum number of Common Shares issuable on exercise of Options is limited, in the aggregate, to 14,225,000 Common Shares (which represented approximately 5% of the Common Shares which were issued and outstanding on December 31, 2011 and which represents approximately 5% of the Common Shares which were issued and outstanding at March 31, 2010). Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

In addition, the number of Common Shares issuable pursuant to Options granted under the Option Plan or any other security based compensation arrangements of the Corporation: (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one (1) year period may not exceed 10% of the outstanding Common Shares. Options granted under the Option Plan are not assignable except in the event of death.

Options have a term not exceeding seven (7) years and, subject to the terms of the Option Plan, shall vest in such manner as determined by the Committee (where "Committee" is defined in the Option Plan as the Compensation Committee or such other committee of the Board of Directors of the Corporation as is appointed from time to time by the Board to administer the Option Plan or any matters related to such plan or, if no such committee is appointed, the Board of Directors of the Corporation). In the absence of any determination to the contrary, Options will vest and be exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee. If an Option is set to expire in seven (7) business days following the end of a "Black-Out Period" (as such term is defined in the Option Plan) and the Optionee is subject to the Black-Out Period, the expiry date of the Option shall be extended for seven (7) business days following the Black-Out Period.

The Grant Price of any Options granted is determined by the Committee at the time of grant, provided that if the Common Shares are listed on a stock exchange the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant. The Exercise Price of any Options granted under the Option Plan shall be, at the election of the Optionee holding such Options, either: (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by the Corporation after the date of grant and prior to the date that such Option is exercised.

The Option Plan provides Optionees with an election, if permitted by the Committee, for a cashless exercise ("Cashless Exercise") of an Optionee's vested and exercisable Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its Options in exchange for the issuance by the Corporation of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the Exercise Price of such Option.

If an Optionee ceases to be an officer, employee of, or consultant or other service provider to, the Corporation or a subsidiary of the Corporation, the Option Plan provides as follows:

(a)	in the case of termination for cause, the Options held by the Optionee are immediately terminated;

(b)	in the case of termination not for cause, the Options held by the Optionee continue to vest for thirty (30) days and, unless determined otherwise by the Board of Directors of the Corporation in its sole discretion, any unvested Options at such time are terminated and, unless determined otherwise by the Board of Directors of the Corporation in its sole discretion, any vested Options at such time can be exercised until the date that is ninety (90) days from the date of termination and are thereafter terminated;

(c)	in the case of voluntary resignation, the Options held by the Optionee continue to vest until the earlier of the last day of any applicable notice period and the date on which the Optionee ceases to be a service provider and at the end of such period any unexercised Options are terminated;

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(d)	in the case of death, all Options held by the Optionee at the date of death immediately vest, can be exercised for twelve (12) months and at the end of such period any unexercised Options are terminated;

(e)	in the case of retirement, the Options held by the Optionee continue to vest for thirty-six (36) months or such other date as may be determined by the Committee and at the end of such period any unexercised Options are terminated; and

(f)	in the case of disability, there is no change to the Options held by the Optionee.

In the event of a "Change of Control" (as such term is defined in the Option Plan) the Option Plan provides as follows:

(a)	the vesting of any or all unvested Options which are outstanding will be accelerated in order that such Options may be conditionally exercised immediately prior to the effective date of the Change of Control unless the Board of Directors of the Corporation determines in its sole discretion that it is not in the best interests of the Corporation to do so;

(b)	the Board of Directors of the Corporation may determine that any or all vested Options (including those whose vesting has been accelerated pursuant to paragraph (a) above unless exercised prior to or at the time of the Change of Control) will be purchased by the Corporation for an amount per Option equal to the "Change of Control Price" (as defined below) less the applicable Exercise Price (except that where the Exercise Price exceeds the Change of Control Price, the amount per Option for such Options shall be $0.01), as of the date such Change of Control is determined to have occurred or such other date as the Board of Directors of the Corporation may determine. For purposes of this paragraph, "Change of Control Price" means the fair market value of the consideration payable in the Change of Control transaction as determined by the Board of Directors of the Corporation, where such determination of fair market value is subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. If the Board of Directors of the Corporation determines that the Corporation will purchase vested Options for cash as aforesaid, the Corporation shall make the necessary election to allow the Optionee to claim such deductions in computing taxable income of the Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this paragraph. Upon payment as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof; and

(c)	notwithstanding paragraphs (a) and (b) above, the Board of Directors of the Corporation may accelerate the vesting of any or all unvested Options at any time and on such terms and conditions as the Board of Directors may, in its sole discretion, determine to be in the best interests of the Corporation.

Notwithstanding the Change of Control provisions of the Option Plan set forth above and subject to any further determination of the Board of Directors, the Board of Directors has determined that with respect to the Options granted to each of the Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer of the Corporation, in the event of a Change of Control, the vesting of unvested Options held by them will not be accelerated in circumstances where (a) adjustments have been made to the Options which are outstanding and held by them so that, following the Change of Control, the Options entitle them to acquire securities of the continuing successor entity or purchasing entity; and (b) the Board of Directors has determined to accelerate the unvested Options held by Optionees other than such executive officers. However, vesting will be accelerated on the occurrence of certain constructive dismissal events during the two (2) year period following the Change of Control.

Without the prior approval of the Shareholders, as may be required by the TSX (or other exchange on which the Common Shares may be listed, if any), the Committee may not:

(a)	make any amendment to the Option Plan to increase the maximum number of Common Shares reserved for issuance on exercise of outstanding Options at any time;

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(b)	reduce the Exercise Price of any outstanding Options or cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof;

(c)	extend the term of any outstanding Option beyond the original expiry date of such Option;

(d)	increase the maximum limit on the number of securities that may be issued to insiders;

(e)	make any amendment to the Option Plan to allow Options to be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries;

(f)	make any amendment to the Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee; or

(g)	amend the restrictions on amendments that are provided in the Option Plan.

Subject to the restrictions set out above, the Committee may amend or discontinue the Option Plan and Options granted thereunder without Shareholder approval; provided that if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without the approval of such stock exchange. In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at January 1, 2012:

Number of securities
remaining available for
	Number of securities to be	Weighted average exercise	Future Issuance under
	issued upon exercise of	price of outstanding,	Equity compensation plans
	outstanding options,	Options Warrants and	(excluding securities
	warrants and rights	rights	Reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	419,282	$27.11	13,805,718
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	419,282	$27.11	13,805,718

Note:

(1)	The Corporation's Option Plan currently provides for the grant of a maximum number of 14,225,000 Common Shares.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

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The Board of Directors of the Corporation is responsible for the overall stewardship and governance of the Corporation, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of the Corporation's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type).

1.	Board of directors

(a)	Disclose the identity of directors who are independent.

The Board of Directors of the Corporation has determined that the following nine (9) directors of the Corporation are independent within the meaning of NI 58-101, which prescribes that such director is independent if he has no material relationship with the Corporation. A material relationship is a relationship which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of a member's independent judgment.

Walter DeBoni

Fred J. Dyment

Timothy J. Hearn

James C. Houck

Michael M. Kanovsky

Harold N. Kvisle

Kathleen M. O'Neill

Herbert C. Pinder Jr.

Mac H. Van Wielingen

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors has determined that John Dielwart is not independent. John Dielwart is not considered to be independent as he is the Chief Executive Officer.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors has determined that a majority of the directors are independent. There are ten directors in total, nine of whom are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of Director	Names of Other Reporting Issuers	Names of Private Companies

Walter DeBoni	Sterling Resources Ltd.	Nil

John P. Dielwart	Nil	Nil

Fred J. Dyment	Major Drilling Group International Inc. Tesco Corporation Transglobe Energy Corp. WesternZagros Resources Ltd.	Avalon Resources Ltd.

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Name of Director	Names of Other Reporting Issuers	Names of Private Companies

Timothy J. Hearn	Royal Bank of Canada Viterra Inc.	Nil

James C. Houck	WesternZagros Resources Ltd. The Churchill Corporation	Nil

Michael M. Kanovsky	Bonavista Energy Corporation Devon Energy Inc. Pure Technologies Inc. TransAlta Inc.	Kinwest Energy Inc. Seven Generations Energy Ltd. Sunwest Canada Energy Limited United Active Living Inc.

Harold N. Kvisle	Talisman Energy Inc. Bank of Montreal	Northern Blizzard Resources Inc.

Kathleen M. O'Neill	Finning International Inc. Invesco Canada Funds TMX Group Inc.	Canadian Tire Bank Cadillac Fairview

Herbert C. Pinder, Jr.	Viterra Inc.	Cavalier Enterprises Ltd. Gear Energy Ltd. Huron Energy Corporation Tournament Exploration Ltd.

Mac Van Wielingen	Nil	Alberta Investment Management Corporation (AIMco) ARC Financial Corporation BluEarth Renewables

Private companies noted above are private companies other than family holding companies or investment companies.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without members of management (which includes Mr. Dielwart, the Chief Executive Officer, who is the only non-independent director) at every meeting of the Board of Directors and every meeting of any committee of the Board of Directors. The number of meetings held in 2011 is disclosed below.

(e)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board of Directors has determined that the chair of the board, Mac Van Wielingen, is an independent director within the meaning of NI 58-101. The Board of Directors, in conjunction with the Policy and Board Governance Committee and Mr. Van Wielingen, has developed broad terms of reference for the chair of the Board of Directors which includes managing and developing a more effective board, ensuring that such Board of Directors can function independently of management and working with management to monitor and influence strategic management and shareholder and other party relations.

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The Board of Directors has also determined that the vice chair, Walter DeBoni, is an independent director within the meaning of NI 58-101. In general terms the vice-chair, at the request of the chair, assists the chair in managing the affairs of the Board of Directors and its committees including assisting the chair in ensuring the Board of Directors is organized properly, functions effectively and meets its obligations and responsibilities.

(f)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record of each director for all board meetings and meetings of any committee of the board for the financial year ended December 31, 2011 is set forth below.

			BOARD COMMITTEES MEETINGS
DIRECTORS as at December 31, 2011	BOARD MEETINGS		AUDIT	GOV.	HS&E	HR & COMP.	RESERVES	RISK	Overall Attendance
	No.	%	No.	No.	No.	No.	No.	No.	%
Mac H. Van Wielingen	9 of 9	100		6 of 6		8 of 8		5 of 5	100
Walter DeBoni	8 of 9	89	5 of 5	6 of 6				5 of 5	96
John P. Dielwart	9 of 9	100							100
Fred J. Dyment	8 of 9	89	5 of 5				4 of 4	5 of 5	96
Timothy J. Hearn(1)	2 of 3	67							67
James C. Houck	9 of 9	100	5 of 5		4 of 4		4 of 4		100
Michael M. Kanovsky	8 of 9	89		6 of 6			4 of 4	5 of 5	96
Harold N. Kvisle	8 of 9	89			4 of 4				92
Kathleen M. O'Neill	9 of 9	100	5 of 5			8 of 8			100
Herbert C. Pinder, Jr.	8 of 9	89		6 of 6	4 of 4	8 of 8			96
(1)	Mr. Hearn became a Director on June 22, 2011, there were three Board meetings following his appointment.

Mr. Dielwart, the Chief Executive Officer, is invited to all and attends virtually all of the meetings of the committees of the Board of Directors.

2.	Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Charter of the Board of Directors is attached to this Information Circular – Proxy Statement as Schedule A. The Mandate of the Board of Directors is attached to this Information Circular – Proxy Statement as Schedule B.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the chair of the Board of Directors and the chair of each committee of the Board of Directors. The position descriptions are available on the Corporation's website under the Corporate Governance section.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

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The Board of Directors, in conjunction with the CEO, has developed a written position description for the CEO. The position description is available on the Corporation's website under the Corporate Governance section.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

The Board of Directors provides new directors with access to all background documents of the Corporation, including all corporate records and prior board materials. They are also provided with relevant research articles on the industry and the Corporation. New members of the Board of Directors are invited to meet with all officers of the Corporation for orientation as to the nature and operations of the business and are invited to all meetings of committees of the Board of Directors. Field visits to familiarize the new director with ARC's operations are arranged as required.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Presentations are made regularly to the Board of Directors and Committees to educate and inform them of changes within the Corporation and on appropriate other subjects such as regulatory and industry requirements and standards, capital markets, commodity pricing and corporate governance. The Audit Committee has quarterly presentations on emerging trends and issues in the accounting and audit fields from management and the auditor of the Corporation is present at all audit committee meetings. The Reserves Committee has quarterly presentations on operational results and technical and regulatory issues pertaining to reserves evaluation from management and the independent reserves evaluator is present at a minimum of two of reserves committee meetings each year. The Policy and Board Governance Committee receives quarterly updates from Burnet, Duckworth & Palmer LLP on material changes in securities regulation and other corporate matters. Management provides an annual update on corporate governance "best practices" from third party publications. The Health, Safety and Environment Committee receives quarterly reports on new legislation or regulation relating to health, safety and environmental matters from management. The Risk Committee receives annual and quarterly updates on the macro-economy, and the outlook for crude oil, natural gas liquids and natural gas prices.

The Directors attend an annual strategy session with management. At the 2011 strategy session, an independent industry specialist gave a presentation on the natural gas market and outlook to the Directors and Management. Management invites all Directors to attend presentations on a variety of topics presented by leading economists and commodity and currency specialists. Directors are invited to attend meetings of other committees of the Board of Directors, in particular for presentations on specific issues that may be beneficial to all Directors.

The Policy and Board Governance Committee reviews information on available external educational opportunities and ensures that Directors are aware of the opportunities. The Corporation has approved a policy of paying for any education courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters. The Corporation also pays for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities. Individual directors attend seminars and presentations and read publications from public accounting firms, legal firms and various chapters of the Institute of Corporate Directors.

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5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of the Corporation, including directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all senior financial officers, each of which is located on SEDAR at www.sedar.com. Both documents are also available on the Corporation's website under the Corporate Governance section.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board of Directors monitors compliance with the Code of Ethics for Senior Financial Officers through the activities of the Policy and Board Governance Committee, which requires quarterly certifications by its senior financial officers as to their compliance with the code. The Committee monitors compliance with the Code of Business Conduct and Ethics through an annual sign off, that is completed by all employees of the Corporation including senior management. Employees were asked to confirm that they have read, understood, complied with the code and have reported any known violations of the code. In addition, the Corporation has a "whistleblower" policy which provides a procedure for the submission of information by any director, officer, employee or external party relating to possible violations of the code. A whistleblower hotline is available as a means of communicating any violation of the code.

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed pertaining to any conduct of a director or executive officer that constitute a departure from the code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board of Directors has adopted a Code of Business Conduct and Ethics which is applicable to directors.

The Corporation is engaged in the oil and gas business. In general, the private investment activities of directors are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict should be disclosed to the President or the Board of Directors.

It is acknowledged that directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with the Corporation. Any director which is a director or officer of any entity engaged in the oil and gas business is required to disclose such occurrence to the Board of Directors. Any director of the Corporation who is actively engaged in the management of, or who owns an investment of 1% or more of the outstanding shares, in public or private entities is required to disclose such holding to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which may reasonably affect such person's ability to act with a view to the best interests of the Corporation, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Corporation. Such actions, without limitation, may include excluding such directors from certain information or activities of the Corporation.

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In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a corporation who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Corporation distributes to each new employee and reviews annually with its employees the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is signed off annually by all employees including senior management. In addition, the Corporation conducts a mandatory annual survey titled "Measuring the Strength of the Workplace" which in part inquires as to the vision, values and culture at the Corporation with a view to emphasizing and strengthening the culture of honesty, integrity, respect and accountability in the workplace. Management reviews the results of the survey with the board and the Human Resources and Compensation Committee.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Policy and Board Governance Committee reviews the makeup of the Board and Committees annually and is responsible for identifying and recommending to the Board of Directors new candidates to the Board of Directors. The committee considers the strengths, knowledge and constitution of the members of the Board of Directors and the committee's perception of the needs of the Corporation. Some of the areas considered include: corporate executive experience, oil and gas operational experience, financial acumen, and knowledge in the areas of compensation, governance and health, safety and environment. Character and behavioural qualities including credibility, integrity and communication skills are also taken into account when recruiting new directors.

On an annual basis, board members are required to fill in a "Skills Matrix" where they rate their knowledge and abilities as outlined in the following areas: enterprise management, operations, health, safety and environment, financial literacy, financial experience, marketing, global business experience, human resources, business development, change management, reserves evaluation, corporate governance and risk evaluation. The committee considers the skills set of the Board of Directors when considering new candidates.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Policy and Board Governance Committee is comprised of only independent Directors.

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(c)	If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Policy and Board Governance Committee has within its mandate the responsibilities of the nominating committee. The committee is responsible for identifying and recommending to the board new candidates for appointment or nomination to the Board of Directors having regard to the competencies, skills and personal qualities of the candidates and the members of the Board of Directors and the committee's perception of the needs of the Corporation. The committee has developed and maintains a list of potential nominees. The committee also reviews the list of directors to be nominated for election at the annual meeting of Shareholders and recommends such nominees for approval by the Board of Directors.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.

Reference is made to the discussion earlier in this Information Circular under "Compensation Discussion and Analysis – Compensation Governance – Compensation Policies and Practices", which information is incorporated herein by this reference.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board of Directors has a compensation committee composed entirely of independent directors. Reference is made to the discussion earlier in this Information Circular under "Compensation Discussion and Analysis – Compensation Governance – Compensation Committee", for information in relation to the mandate and composition of the Human Resources and Compensation Committee.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Reference is made to the discussion earlier in this Information Circular under "Compensation Discussion and Analysis – Compensation Governance – Compensation Committee".

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Policy and Board Governance Committee

Members: Walter DeBoni (Chair), Herbert C. Pinder, Jr., Michael M. Kanovsky and Mac H. Van Wielingen, all of whom are independent directors.

The Policy and Board Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board of Directors and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the Board of Directors can function independently of management. The committee annually reviews the need to recruit and recommend new members to fill vacancies on, or additions to, the Board of Directors giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board of Directors; and recommends to the Board of Directors the nominees for election at each annual meeting. The effectiveness of individual members of the Board of Directors and the Board of Directors is reviewed through a yearly self-assessment and inquiry questionnaire. The Chair of the Policy and Board Governance Committee meets with each individual board member on an annual basis to discuss the results of the questionnaire and any individual concerns.

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Health, Safety and Environment Committee

Members: Harold N. Kvisle (Chair), Herbert C. Pinder, Jr. and James C. Houck, all of whom are independent directors.

The Health, Safety and Environment Committee assists the Board of Directors in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the board on the development and implementation of the standards and policies of the Corporation with respect to the areas of health, safety and environment. This committee meets separately with management of the Corporation, which has responsibility for such matters and reports to the Board of Directors.

Reserves Committee

Members: James C. Houck (Chair), Fred J. Dyment and Michael M. Kanovsky, all of whom are independent directors.

The Reserves Committee assists the Board of Directors in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs the Corporation's reserve evaluation; and to review the annual independent engineering report. The committee reviews and recommends for approval by the Board of Directors on an annual basis the statements of reserve data and other information specified in National Instrument 51-101. The committee also reviews any other oil and gas reserve report prior to release by the Corporation to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and gas activities of the Corporation.

Risk Committee

Members: Michael M. Kanovsky (Chair), Mac H. Van Wielingen, Fred J. Dyment and Walter DeBoni, all of whom are independent directors.

The Risk Committee was formed in February, 2008 to assist the Board of Directors in meeting its responsibilities to generally review the principal business, financial and other risks of the Corporation and to ascertain the allocation of responsibility of the Board of Directors, the Risk Committee or other Committee for review of such risks. The Risk Committee assumes primary responsibility for review of risk assessment and risk management relating to hedging, credit and insurance and the consideration of such matters in light of current risk management policies in place from time to time.

The Risk Committee's responsibilities include:

•	Regularly identify and review the principal business risks of the Corporation and the actions taken by the Corporation to mitigate the risks, including a detailed annual review of the business risk matrix document. Ensure all business risks, both financial and operational, are monitored by the appropriate Board committee.

•	Regularly identify and review the principal financial risks of the Corporation, including but not limited to changes in commodity prices, interest rates, foreign currency exchange rates and counterparty credit.

•	Hedging - commodity, foreign exchange, interest and power

▪	Mandate – Review of hedging mandate in accordance with strategic objectives

▪	Policy - Review of hedging policy including hedging limits and transaction criteria in accordance with hedging mandate

▪	Authority – Review of authorities for execution of transactions

▪	Monitoring - Review of positions and exposures to ensure compliance with hedging mandate and policy

•	Counterparty Credit Risk

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▪	Policy - Review of counterparty credit policy for both financial and physical contracts including counterparty rating criteria and counterparty exposure limits

▪	Monitoring - Review of counterparty exposure to ensure compliance with counterparty credit policy

•	Insurance – Annual review of Directors and Officers insurance policy

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

On an annual basis, the effectiveness of the Board of Directors, the committees of the Board of Directors and individual board members is reviewed through a yearly self-assessment and inquiry process. A key component of the process is a four part questionnaire that each member of the board completes. The first three sections ask the Directors to evaluate the Board of Directors and where appropriate the Committees and Committee chairs, with regards to Board responsibility, operations and effectiveness. The questionnaire provides quantitative rankings for key questions as well as seeking subjective content and suggestions for improvements in all areas. The data is compiled and reviewed by the chair of the Policy and Board Governance Committee and the Board chair. The data is compiled and presented in summary form to the Policy and Board Governance Committee for discussion and follow-up as required.

Each year the Directors perform a self-assessment of their work on the Board of Directors and its Committees. The results are compiled and provided to the Board chair and the chair of the Policy and Board Governance Committee. Following this review the Chair of the Policy and Board Governance Committee meets with all directors individually to engage in a full and frank two way discussion on any issues that either wants to raise with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board of Directors.

The final piece of the review process is the compilation of a matrix outlining the experience and background for the members of the Board. As part of the review process, each Director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad board skills for current directors. This matrix is maintained so that the Board can identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

Other Matters Relating to the Board of Directors of the Corporation

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities. The Board of Directors and members of management hold strategic planning sessions at least annually and revisits strategic planning at each quarterly meeting of the Board of Directors. Significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time to time; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities, (iv) issuances of additional Common Shares; and (v) the determination of the amount of dividends are made by the Board of Directors.

The Board of Directors and its committees have access to senior management on a regular basis as Mr. Dielwart, the Chief Executive Officer, is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board of Directors and the Policy and Board Governance Committee have developed position descriptions for the chair of the Board and the Chief Executive Officer with a view to ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board of Directors. The Board of Directors has determined that none of the directors who serve on its committees has a material relationship with ARC that could reasonably interfere with the exercise of a director's independent judgment. The chair of the Board is an independent director and, in conjunction with the vice-chair, is responsible for managing the affairs of the Board and its committees, including ensuring the Board of Directors is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

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The Corporation spends considerable time and energy on a process referred to as "Succession, Progression and Development" (SPD) of key talent. SPD is a deliberate process focused on developing leadership bench-strength and future management candidates within the organization. The executive team has contracted with Linkage Inc., a Boston based consulting firm specializing in leadership development, to assist in these efforts. On an annual basis, the officers of the Corporation meet to discuss succession planning within the organization and to identify high potential employees for additional leadership development opportunities. The Corporation's commitment to leadership development includes sending a group of high potential employees to the annual Global Institute for Leadership Development Conference as well as providing a formal mentorship program with participation by all officers. In 2011 the Corporation promoted two high potential leaders to officer level roles and advanced three key employees to manager level positions. Additionally, several future succession candidates were rotated into new job roles or provided expanded responsibilities to encourage their development. To further its commitment to leadership development, the Corporation was one of two Calgary based oil and gas companies who recently became a lead sponsor of the University of Calgary's Global Energy Executive MBA and committed to sending at least five employees to the program over the next several years.

The Board of Directors takes responsibility for senior officer succession planning and specifically succession planning for the CEO. Succession planning is an agenda item at all quarterly Human Resources and Compensation Committee meetings where the CEO and the President provide regular updates on the progression and development of individual executives. In addition, the CEO and the Board of Directors meet separately from management on a quarterly basis. Succession planning is frequently a part of the Board agenda and in-camera discussions and is discussed formally at least on an annual basis. At these sessions the Board of Directors and the CEO discuss succession plans and candidates for all senior officer positions, including the CEO role. Opportunities for additional development of leading candidates, such as participation at advanced management programs at world class universities have recently been provided.

The Charter of the Board of Directors and the Mandate of the Board of Directors are attached as Schedule A and B, respectively, and describe in more detail the general duties of the Board, its composition and retirement policies and other matters.

The Board of Directors, in part, performs its mandated responsibilities through the activities of its six committees: the Audit Committee, the Risk Committee, the Policy and Board Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee, all of which are entirely comprised of independent directors.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. There were no changes to the mandate of the Audit Committee during the year ended December 31, 2011. For more information relating to the background of the Audit Committee members, see "Matters to be Acted Upon at the Meeting – Election of Directors".

The Audit Committee pre-approves all non-audit services performed by the Corporation's external auditor. The aggregate fees billed by the Corporation's external auditor for audit services in 2011 were $982,478 ($684,133 in 2010). In addition, $69,892 was billed in 2011 by the Corporation's external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and ($167,722 was billed in 2010) and $16,241 was billed for all other services in 2011 (nil in 2010). These services for the fiscal years ended December 31, 2010 and 2011 also included the French translation of certain publicly filed financial documents.

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Code of Business Conduct and Ethics

The Corporation has adopted and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Corporation's assets, reporting of illegal or unethical behaviour and other matters. Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting. The code specifically addresses standards of conduct for senior financial officers and requires a quarterly affirmation of compliance. The code is available on the Corporation's website at www.arcresources.com.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from directors or senior officers of the Corporation or directors or senior officers of the Corporation to the Corporation in fiscal 2011.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of the Corporation or directors and senior officers of the Corporation, nominees for director of the Corporation, any Shareholder who beneficially owns more than 10% of the Common Shares of the Corporation (or any director or executive officer of any such Shareholder), or any known associate or affiliate of such persons, in any transaction during 2011 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director, senior officer or nominee for director of the Corporation, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

MISCELLANEOUS

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the year ended December 31, 2011 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management's discussion and analysis are available upon request from the Corporation at 1200, 308 – 4th Avenue SW, Calgary, Alberta, T2P 0H7 (toll free number 1-888-272-4900).

Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Approval

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of the Corporation.

Date

This Information Circular-Proxy Statement is dated March 21, 2012.

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schedule a

CHARTER OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. ARC and the Board place certain expectations on its members with regards to the performance of their duties and their behaviour and decorum, some of which are outlined in this document.

General Expectations

•	Members shall endeavour to maintain their status as an independent director and the ability to be objective as to what is in the best interests of ARC. Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director shall promptly advise the Board of the change in circumstances.

•	Members will be aware of and abide by ARC's Code of Business Policy and Ethics.

•	Members should have adequate strategic, analytical and communications skills so as to participate effectively in board discussions.

•	Members should have or obtain sufficient knowledge of ARC and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Members shall ensure that they have the time to review available materials in advance of meetings and to attend all meetings of the Board and the committees on which they participate either in person or by teleconference. To ensure that they have adequate time to devote to ARC's business, members should not participate in more than 6 boards of publicly listed corporations without the approval of the Board.

•	Attendance at a minimum of 80% of meetings is expected.

Composition

•	The Board shall be composed of at least seven individuals and not more than 12 individuals appointed by the shareholders at the Annual Meeting.

•	At least two-thirds of Board members should be independent Directors (within the meaning of section 1.4 of Multilateral Instrument 52-110) and free from any direct or indirect material relationship, being one that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.

•	At its meeting to approve the Information Circular for the annual meeting of the shareholders of ARC each year, the Board will consider and determine whether a director or nominee to be a director is an independent director.

•	The Board prefers to have a CEO as the only management member on the Board, although there may be times when it is appropriate to have an additional management member on the Board. The maximum of management and inside directors on the Board will be two.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee following:

o	a change in personal circumstances which would reasonably be expected to interfere with the ability to serve as a Director, including a conflict of interest;

o	a change in personal circumstances which would reasonably be expected to reflect poorly on the Corporation (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation); and

o	a change in position or occupation of a Board member who was appointed or nominated for election to the Board on the basis of such member holding such position or occupation.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee upon reaching age 70 and annually thereafter.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee if, at any election of directors conducted by ballot at an annual meeting of shareholders, the number of common shares withheld from voting for such person exceeds the number of common shares voted in favour of such person:

o	this requirement will not be applicable where the election involves a contested election outside of the slate nominated by the Board;

o	the Board will consider such resignation after receipt of the recommendation of the Policy and Board Governance Committee;

o	the resignation will be accepted except in situations where special circumstances would warrant the applicable member's continuation on the Board;

o	any replacement of the resigning member will be made on the recommendation of the Policy and Board Governance Committee at the discretion of the Board; and

o	disclosure to the public of the Board decision will be made within 90 days of the applicable annual meeting.

Share Dealings, Ownership and Compensation

•	Members shall observe relevant statutory rules and requirements as wells as the corporation's own policy in regard to the buying or selling of shares, warrants or other equity instruments of ARC.

•	Members will maintain a minimum ownership of 20,000 common shares (or equivalent securities which have been awarded in favour of any member under any compensation plan) after they have been on the Board for at least 5 years. After 3 years on the Board, directors are expected to hold a minimum of 10,000 common shares or equivalent securities.

•	The Policy and Board Governance Committee will review the form and amount of compensation of the directors each year in view of the responsibility and risks of being an effective director and directors' compensation of peer corporations. The Committee will make recommendations to the Board for consideration when it believes changes in compensation are warranted.

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SCHEDULE b

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. In general terms, the Board will:

(a)	in consultation with management of ARC, define the principal objectives of ARC;

(b)	monitor the management of the business and affairs of ARC with the goal of achieving ARC's principal objectives as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the Chief Executive Officer (the "CEO") to present annually to the Board a longer range strategic plan and a shorter range business plan for ARC's business, which plans must:

o	be designed to achieve ARC's principal objectives; and

o	identify the principal strategic and operational opportunities and risks of ARC's business;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	identify the principal risks of the ARC's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital plans;

•	approve limits on management's authority to conduct acquisitions and dispositions of assets, corporations and undeveloped lands;

•	approve the establishment of credit facilities; and

•	approve issuances of additional common shares or other instruments to the public;

Monitoring and Acting

•	monitor ARC's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint all of the officers, including the CEO, and determine the terms of employment with ARC of all of such officers;

•	approve the dividend policy of ARC;

•	ensure systems are in place for the implementation and integrity of ARC's internal control and management information systems;

•	monitor the "good corporate citizenship" of ARC, including compliance by ARC with all applicable safety, health and environmental laws;

•	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of ARC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards; and

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by ARC and its officers and employees;

Compliance Reporting and Corporate Communications

•	ensure compliance with the reporting obligations of ARC, including that the financial performance of ARC is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of ARC a firm of chartered accountants to be appointed as ARC's auditors;

•	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	ensure the timely reporting of any change in the business, operations or capital of ARC that would reasonably be expected to have a significant effect on the market price or value of the common shares of ARC;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board's stewardship for the preceding year;

•	establish a process for direct communications with shareholders and other stakeholders through appropriate directors, including through the whistleblower policy; and

•	ensure that ARC has in place a policy to enable ARC to communicate effectively with its shareholders and the public generally;

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

o	appointing a Chairman of the Board who is not a member of management;

o	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

o	defining the mandate of each committee of the Board and the terms of reference for the chair of each committee;

o	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each director, each committee of the Board and its chair; and

o	establishing a system to enable any director to engage an outside adviser at the expense of ARC;

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•	review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board; and

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental, Risk, Policy and Board Governance committees and any other committee created by the Board to assist the Board in the performance of its duties.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	The Board shall meet at the end of its regular quarterly meetings without members of management being present.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of ARC and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of ARC.

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